As filed with the Securities and Exchange Commission on May 12, 2000
                                                      Registration No. 333-33228
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          WEBSTER FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


            Delaware                            6022                 06-1187536
  (State or other jurisdiction      (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)    Classification Code Number)   Identification No.)


                            ------------------------
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 753-2921
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                            ------------------------
                                Peter J. Swiatek
                                   Controller
                          Webster Financial Corporation
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 578-2259
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:


                  Stuart G. Stein, Esq.                                    William W. Bouton III, Esq.
                  Steven E. Ballew, Esq.                                     Robert J. Metzler, Esq.
                  Hogan & Hartson L.L.P.                                    Tyler Cooper & Alcorn, LLP
               555 Thirteenth Street, N.W.                                   City Place - 35th Floor
                  Washington, D.C. 20004                                 Hartford, Connecticut 06103-3488
                      (202) 637-8575                                              (860) 725-6210


Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------------
 Title of each class of                             Proposed maximum       Proposed maximum
    securities to be          Amount to be         offering price per     aggregate offering          Amount of
       registered              registered                unit*                  price*            registration fee*
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value          33,958                 $31.94                $1,084,618                $286.34
     $.01 per share
--------------------------------------------------------------------------------------------------------------------


* Estimated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for shares of common stock of MECH Financial, Inc. as reported on the Nasdaq Stock Market's National Market Tier and calculated as of May 10, 2000 and the exchange ratio prescribed by the agreement and plan of merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

WEBSTER FINANCIAL CORPORATION                              MECH FINANCIAL, INC.
       WEBSTER PLAZA                                         100 PEARL STREET
    WATERBURY, CT 06702                                    HARTFORD, CT  06103
       (203) 753-2921                                         (860) 293-4000
       --------------                                         --------------
         PROSPECTUS                                           PROXY STATEMENT

         The boards of directors of Webster Financial Corporation ("Webster") and MECH Financial, Inc. ("MECH") have each approved an agreement and plan of merger. This agreement provides that MECH will merge into Webster, subject to customary conditions such as shareholder and regulatory approvals.


         If the merger takes place, you will receive 1.52 shares of Webster's common stock for each share of MECH's common stock you own, representing a value of $33.06 based on the May 9, 2000 price of Webster's common stock. Webster could opt to increase the exchange ratio in specific circumstances where MECH could otherwise terminate the merger agreement. In addition, the conversion of your shares of MECH common stock generally will not be taxable, except for the receipt of cash instead of fractional shares. Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the symbol WBST.


         This document contains important information about Webster, MECH, the merger and the conditions that must be satisfied before the merger can occur. Please give all the information your careful attention.

         Your vote is very important. The merger agreement and the merger must be approved by the holders of at least a majority of outstanding shares of MECH's common stock. To vote your shares, you may use the enclosed proxy card or attend the special shareholders meeting we will hold to allow you to consider and vote on the merger. To approve the merger agreement, you MUST vote FOR the proposal by following the instructions on the enclosed proxy card. If you do not vote at all, that will, in effect, count as a vote against the proposal. We urge you to vote FOR this proposal.


                                 /s/ Edgar C. Gerwig
                                 Edgar C. Gerwig
                                 Chairman, President and Chief Executive Officer MECH Financial, Inc.


                          ----------------------------

         WEBSTER'S  COMMON  STOCK HAS NOT BEEN  APPROVED OR  DISAPPROVED  BY THE
SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAVE ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this proxy statement/prospectus is May 12, 2000 and first mailed to shareholders on May 16, 2000

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT WEBSTER AND MECH THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO JAMES M. SITRO, SENIOR VICE PRESIDENT, INVESTOR RELATIONS OF WEBSTER FINANCIAL CORPORATION, WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702, TELEPHONE (203) 578-2299 OR TO TERESA E. KNOX, INVESTOR RELATIONS OFFICER, MECH FINANCIAL, INC., 100 PEARL STREET, HARTFORD, CONNECTICUT 06103, TELEPHONE (860) 293-4000. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN JUNE 1, 2000.

                              MECH FINANCIAL, INC.
                                100 PEARL STREET
                           HARTFORD, CONNECTICUT 06103
                               -------------------

                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON
                                  JUNE 20, 2000

                               -------------------



         A special meeting of shareholders of MECH Financial, Inc. ("MECH") will be held on June 20, 2000, at 10:00 a.m. at the Hartford Club, 46 Prospect Avenue, Hartford, Connecticut 06103 for the following purposes:

         1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of December 1, 1999, between Webster Financial Corporation and MECH, the merger of MECH into Webster and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/prospectus.

         2. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

         You are entitled to notice and to vote at the special meeting or any adjournments or postponements of the meeting only if you were a holder of record of MECH's common stock at the close of business on April 28, 2000.

         MECH'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO AND IN THE BEST INTEREST OF MECH'S SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

         The affirmative vote of a majority of the shares of MECH's common stock outstanding on April 28, 2000 is required to approve the merger agreement and the merger. The required vote of MECH's shareholders is based on the total number of shares of MECH's common stock outstanding and not on the number of shares which are actually voted. NOT RETURNING A PROXY CARD, OR NOT VOTING IN PERSON AT THE SPECIAL MEETING OR ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

         IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of MECH's board of directors, by subsequently filing another proxy or by attending the special meeting and voting in person.


                                 By order of the Board of Directors


                                 /s/ Edgar C. Gerwig
                                 Edgar C. Gerwig
                                 Chairman, President and Chief Executive Officer

Hartford, Connecticut

May 16, 2000

               YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE
                          AND RETURN YOUR PROXY CARD.

                                TABLE OF CONTENTS

                                                                           PAGE

QUESTIONS AND ANSWERS ABOUT THE MERGER......................................   1

SUMMARY.....................................................................   4

SELECTED FINANCIAL DATA SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL
     DATA OF WEBSTER AND MECH...............................................   9

THE MEETING................................................................   12
     The MECH Special Meeting..............................................   12
         Matters to be Considered at the Special Meeting...................   12
         Record Date and Voting............................................   12
         Required Vote; Revocability of Proxies............................   13
         Solicitation of Proxies...........................................   14

THE MERGER.................................................................   15
     The Parties...........................................................   15
     Background of the Merger..............................................   16
     Recommendation of the MECH Board of Directors and Reasons
         for the Merger....................................................   17
     Purpose and Effects of the Merger.....................................   18
     Structure.............................................................   18
     Exchange Ratio........................................................   18
     Options...............................................................   20
     Regulatory Approvals..................................................   20
     Conditions to the Merger..............................................   21
     Conduct of Business Pending the Merger................................   23
     Third Party Proposals.................................................   24
     Expenses; Breakup Fee.................................................   24
     Fairness Opinions of MECH's Financial Advisor
              Keefe, Bruyette & Woods, Inc. ...............................   25
     Representations and Warranties........................................   33
     Termination and Amendment of the Merger Agreement.....................   34
     Federal Income Tax Consequences.......................................   36
     Accounting Treatment..................................................   38
     Resales of Webster's Common Stock Received in the Merger..............   38
     Employee Benefits.....................................................   39
     Dissenters' Appraisal Rights..........................................   39
     Interests of MECH Directors and Executive Officers in the
         Merger that are Different Than Yours..............................   41
              Existing MECH Change of Control Agreements...................   42
              Letter Agreements with Webster...............................   42
              Consulting Agreement with Webster............................   43
              MECH Stock Options...........................................   43
              Board Membership.............................................   43
     Indemnification.......................................................   43
     Option Agreement......................................................   44

MARKET PRICES AND DIVIDENDS................................................   46
     Webster's Common Stock................................................   46
     MECH's Common Stock...................................................   47

DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF SHAREHOLDER RIGHTS..........   47
     Webster's Common Stock................................................   48
     MECH's Common Stock...................................................   48
     Webster's Preferred Stock and Shareholder Rights Agreement............   49
     MECH's Preferred Stock................................................   50
     Webster's Senior Notes................................................   50
     Webster's Capital Securities..........................................   52
     Certificate of Incorporation and Bylaw Provisions.....................   52
     Applicable Law........................................................   57

WHERE YOU CAN FIND MORE INFORMATION........................................   59

INCORPORATION OF DOCUMENTS BY REFERENCE....................................   59
     Webster Documents.....................................................   59
     MECH Documents........................................................   60

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................   60

SHAREHOLDER PROPOSALS......................................................   61

OTHER MATTERS..............................................................   61

EXPERTS....................................................................   61

INDEPENDENT PUBLIC ACCOUNTANTS.............................................   62

LEGAL MATTERS..............................................................   62

FINANCIAL INFORMATION......................................................

Appendix A
     Opinion of Keefe, Bruyette & Woods, Inc...............................  A-1

Appendix  B
     Sections 33-855 to 33-872 of the Connecticut Business Corporation Act.  B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHY ARE WEBSTER AND MECH PROPOSING TO MERGE?  HOW WILL I BENEFIT?

A: In general, we believe that the business potential for the combination of Webster and MECH exceeds what MECH could accomplish by itself. We expect that the merger will enhance shareholder value for all shareholders.

     More specifically, we believe that the combined companies will be stronger than either Webster or MECH on a stand-alone basis. After the merger, Webster will be the fifth largest New England-based bank with approximately $11 billion in assets. As a result of the merger, the Webster franchise in New England will be significantly expanded by a strengthened business presence in Connecticut, particularly in the Hartford market. Further, the products and services available to MECH customers will be expanded.

     The proposed transaction is expected to have a positive impact on Webster's earnings per share in the first year. It should also result in financial benefits from combining the operations of the two companies. The stability and continuity of Webster after the merger will be enhanced because one member of MECH's board of directors has agreed to serve on the board of directors of Webster and Webster Bank.

Q:   WHAT WILL I RECEIVE IN THE MERGER?


A: If the merger takes place, each share of MECH's common stock will be converted into 1.52 shares of Webster's common stock, representing a value of $33.06 based on the May 9, 2000 price of Webster's common stock. Webster will pay cash instead of issuing fractional shares. However, if the price of Webster's common stock falls below thresholds established in the merger agreement, MECH may terminate the merger unless Webster decides to increase the 1.52 exchange ratio. Dissenting shares will be treated differently. See "The Merger--Termination and Amendment of the Merger Agreement."


Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Before the merger takes place, MECH expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $0.20 per share. After the merger, any dividends will be based on what Webster pays. Webster presently pays dividends at a quarterly dividend rate of $0.16 per share. An exchange ratio of 1.52 would mean an equivalent dividend of $0.24 per share for MECH's common stock.

Q:   WHAT DO I NEED TO DO NOW?

A: Just indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted FOR approval of the merger agreement and the merger. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting AGAINST the merger agreement and the merger.

     You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions on pages 12 and 13.

Q:   WHO CAN VOTE?

A: You are entitled to vote at the MECH special meeting if you owned shares of MECH's common stock at the close of business on April 28, 2000. You will have one vote for each share of MECH's common stock that you owned at that time.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of MECH's board of directors stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:   WHEN WILL THE MERGER CLOSE?

A: The merger is expected to close as soon as possible after the receipt of MECH shareholder and regulatory approvals. The Connecticut Commissioner of Banking, the Connecticut Attorney General and the OTS are reviewing the claims made in a lawsuit filed against MS Bank involving certain mortgage loans, and this review may delay the receipt of required regulatory approvals.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   No.  After  the  merger  takes  place,   MECH   shareholders  will  receive
     instructions on how to exchange MECH certificates for Webster certificates.

Q:   WHAT NEEDS TO BE DONE TO COMPLETE THE MERGER?

A: Our obligations to complete the merger depend on a number of conditions being met. In addition to our compliance with the merger agreement, these include:

     1.  Approval of the merger agreement and merger by MECH shareholders.

     2.  Approval of the merger by federal and state regulatory authorities.


     3. Receipt of a legal opinion that, for United States tax purposes, MECH shareholders who exchange their shares for shares of Webster's common stock will not recognize any gain or loss as a result of the merger, except in connection with the payment of cash instead of fractional shares. This opinion will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning on page 36.


     4. Approval by Nasdaq of listing of Webster's common stock to be issued in the merger.

     5. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

     When the law permits, Webster or MECH could decide to complete the merger even though one or more of these conditions hasn't been met. We can't be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q: WHOM CAN I CALL WITH QUESTIONS OR TO OBTAIN COPIES OF THIS PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS?

A:   Thomas M. Wood
     Executive Vice President and Treasurer
     MECH Financial, Inc.
     100 Pearl Street
     Hartford, Connecticut 06103
     telephone (860) 241-2872

     A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Senior Vice President, Investor Relations,

     Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Webster's common stock to be issued in the merger. See "Where You Can Find More Information."

                                     SUMMARY


         The following is a brief summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the merger. See "Where You Can Find More Information" on page
59. Each item in this summary refers to the page where that subject is discussed in more detail

GENERALLY TAX FREE TRANSACTION FOR MECH SHAREHOLDERS (PAGE 36)


You will not recognize gain or loss for federal income tax purposes in the merger, except to the extent you receive cash instead of fractional shares or if you dissent from the merger. MECH and Webster will not be obligated to complete the merger unless we receive legal opinions to that effect. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you, for example, if you:

o    are a tax-exempt organization;
o    are a dealer in securities;
o    are a financial institution;
o    are an insurance company;
o    are a non-United States person;
o    are subject to the alternative minimum tax;
o are a trader in securities who elects to apply a mark-to-market method of accounting;
o acquired your shares of MECH's common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan; or
o hold shares of MECH's common stock as part of a straddle, hedge, or conversion transaction.

TAX MATTERS ARE VERY COMPLICATED. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL EXPLANATION OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.


MECH BOARD OF DIRECTORS RECOMMEND APPROVAL (PAGE 17)


The MECH board of directors approved the merger agreement and the merger and recommends that you vote FOR approval of these matters.


MECH'S FINANCIAL ADVISOR SAYS CONSIDERATION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO MECH SHAREHOLDERS (PAGE 25)


In deciding to approve the merger, MECH's board of directors considered the opinion of Keefe, Bruyette & Woods, Inc., MECH's financial advisor. The opinion concluded that the proposed consideration to be received by the holders of MECH's common stock in the merger is fair to the shareholders from a financial point of view. This opinion is attached as Appendix A to this document. WE ENCOURAGE YOU TO READ THIS OPINION CAREFULLY IN ORDER COMPLETELY TO UNDERSTAND THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATION OF THE REVIEW MADE BY KEEFE, BRUYETTE & WOODS, INC. IN PROVIDING THIS OPINION.


DISSENTERS' APPRAISAL RIGHTS IN THE MERGER (PAGE 39)

Under Connecticut law, you are entitled to dissenters' rights of appraisal in connection with the merger. If you want to exercise dissenters' rights, you must follow carefully the procedures described at pages 39 and 40 of this document and Appendix B.

DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 47)


The rights of MECH shareholders after the merger will be governed by the certificate of incorporation and bylaws of Webster rather than the certificate of incorporation and bylaws of MECH. These rights will be governed by the General Corporation Law of the state of Delaware, not the Connecticut Business Corporation Act, since Webster is incorporated in Delaware. Some of the provisions included in Webster's certificate of incorporation and bylaws may serve to prevent a change in control of Webster even if desired by a majority of the shareholders. These provisions are:

o removal of a director only for cause by a two-thirds vote of the shareholders at a shareholders' meeting;

o somewhat higher supermajority voting requirements to amend certificate of incorporation and bylaws; and

o a shareholder rights agreement designed to protect against an inadequate tender offer or to deter coercive or unfair takeover tactics.


MECH MANAGEMENT'S MONETARY INTEREST IN THE MERGER (PAGES 13 AND 41)

At the close of business on April 28, 2000, excluding all options to purchase MECH common stock, MECH's directors and executive officers and their affiliates owned a total of 176,652 shares of MECH's common stock, which was approximately 3.42% of the total number of shares of MECH's common stock that were outstanding on that date. MECH directors and executive officers have agreed to vote their shares in favor of the merger agreement and merger.

MECH's directors and executive officers have interests in the merger as directors and employees that are different from yours as a MECH shareholder. These interests are described at page 41.

REGULATORY APPROVALS WE MUST OBTAIN FOR THE MERGER (PAGE 20)

For the merger to take place, we need to receive the regulatory approvals of the United States Office of Thrift Supervision and the Connecticut Commissioner of Banking. We have filed applications with these regulators. We have received a waiver from the Board of Governors of the Federal Reserve System from application filing requirements under the Bank Holding Company Act.

As of the date of this document, we haven't yet received the required approvals. We can't be certain when or if we will obtain them.

TERMINATION OF THE MERGER AGREEMENT (PAGE 34)

The merger agreement specifies a number of situations when Webster and MECH may terminate the agreement, which are described on page 34. The merger agreement may be terminated at any time prior to the effective time by our mutual consent and by either of us under specified circumstances, including if the merger is not consummated by August 31, 2000, if we do not receive the needed shareholder or regulatory approvals or if the other party breaches its agreements. MECH may terminate if Webster's common stock price falls below thresholds set forth in the merger agreement and Webster does not increase the exchange ratio pursuant to a prescribed formula.


Regardless of whether the merger is completed, we will each pay our own fees and expenses, except that Webster will pay the costs and expenses incurred in printing and mailing this document and the filing and registration fees to the Securities and Exchange Commission, the Connecticut Commissioner of Banking and the OTS.


OPTION TO DISCOURAGE OTHER PARTIES FROM MAKING OTHER PROPOSALS TO ACQUIRE MECH (PAGE 43)


In connection with the merger agreement, MECH granted Webster an option to purchase shares not to exceed 19.99% of MECH's outstanding common stock at an exercise price of $34.50. The option agreement is intended to discourage other parties from making alternative acquisition-related proposals to MECH.

In addition to the option to purchase MECH's common stock, under the circumstances mentioned in the next paragraph, Webster may require MECH to repurchase the option or shares acquired upon a previous exercise of the option at a predetermined price. Alternatively, upon the occurrence of these circumstances, Webster may surrender the option and/or any shares received upon a previous exercise of the option and receive a payment price as set forth in the option agreement.

Webster cannot exercise its option unless a business combination or acquisition transaction concerning MECH or related activities, including the sale of a substantial amount of MECH's assets or stock are proposed or occur. We do not know of any event that has occurred as of the date of this document that would permit Webster to exercise its option.


INFORMATION ABOUT THE SPECIAL MEETING (PAGE 12)


A special meeting of MECH shareholders will be held on June 20, 2000, at 10:00 a.m. at the Hartford Club, 46 Prospect Avenue, Hartford, Connecticut, 06103 for the following purposes:

o to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

o to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.


THE COMPANIES INVOLVED IN THE MERGER (PAGE 15)


WEBSTER FINANCIAL CORPORATION
Webster Plaza
Waterbury, Connecticut 06702
(203) 753-2921


Webster is a Delaware corporation and the holding company of Webster Bank, Webster's federal savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. At December 31, 1999, Webster had total consolidated assets of $9.9 billion, total deposits of $6.2 billion, and shareholders' equity of $636 million, or 6.42% of total assets.


MECH FINANCIAL, INC.
100 Pearl Street
Hartford, Connecticut 06103
(860) 293-4000


MECH is a Connecticut corporation and the bank holding company of Mechanics Savings Bank. Both MECH and Mechanics Savings Bank are headquartered in Hartford, Connecticut. At December 31, 1999, MECH had total consolidated assets of $1.1 billion, total deposits of $642 million, and shareholders' equity of $94 million, or 8.39% of total assets.


Immediately after the merger of MECH with and into Webster, MECH's subsidiary bank, Mechanics Savings Bank, will merge into Webster Bank.

SHARE INFORMATION AND MARKET PRICES

Both Webster's and MECH's common stock are traded on the Nasdaq Stock Market's National Market Tier under the trading symbols "WBST" and "MECH," respectively. The table below presents the per share closing prices of Webster's and MECH's common stock on Nasdaq as of the dates specified and the pro forma equivalent market value of the 1.52 shares of Webster's common stock to be exchanged for each share of MECH's common stock in the merger. November 30, 1999 was the last trading date before public announcement of the merger agreement. MECH's pro forma equivalent market value was determined by multiplying the closing price of Webster's common stock on November 30, 1999 by an exchange ratio of 1.52. For more information about the exchange ratio and how it may be increased, see "The Merger -- Exchange Ratio," and for more information about the stock prices and dividends of Webster and MECH, see "Market Prices and Dividends."


                                                                                        MECH's
                                              Last Reported Sale Price               Common Stock
                                         -----------------------------------          Pro Forma
                                          Webster's                MECH's          Equivalent Market
Date                                     Common Stock           Common Stock             Value
-------------------------------------    ------------           ------------       -----------------

November 30, 1999....................       $26.63                $34.50                 $40.48
May 9, 2000..........................       $21.75                $32.19                 $33.06


         MECH's shareholders are advised to obtain current market quotations for Webster's common stock. The market price of Webster's common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place. No assurance can be given as to the market price of Webster's common stock at the time of the merger, although MECH may terminate the merger agreement if Webster's common stock price falls below certain thresholds and Webster does not increase the exchange ratio pursuant to a prescribed formula. See "The Merger -- Termination and Amendment to the Merger Agreement."

COMPARATIVE PER SHARE DATA

         The following table shows historical information about net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged throughout those periods.

         We also assumed that the merger will be accounted for as a "purchase" for accounting and financial reporting purposes. The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by the exchange ratio of 1.52. We present this information to reflect the fact that MECH shareholders will receive more than one share of Webster's common stock for each share of MECH's common stock exchanged in the merger.

         We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. These changes and benefits are not reflected in the pro forma data. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

         The per share data gives effect to all previous stock splits of Webster's common stock.

         The information in the following table is based on, and you should read it together with, the historical financial information that we have presented in our prior filings with the SEC, and which is incorporated into this document by reference. See "Where You Can Find More Information" on page 59 for a description of where you can find our prior filings.



                                                       At or for the      At or for the    At or for the     At or for the
                                                         Year Ended        Year Ended        Year Ended       Year Ended
                                                        December 31,      December 31,      December 31,     December 31,
                                                            1999              1998              1997            1996
                                                          --------          --------          --------         ------

Net Income per Common Share (Basic):
  Webster - historical...........................           $2.14            $1.72              $1.06            $1.38
  MECH - historical .............................            2.88             1.66               2.52             0.22
  Pro Forma Combined ............................            2.22             1.72               1.21             1.26
  Equivalent Pro Forma ..........................            3.37             2.61               1.84             1.92
Net Income per Common Share (Diluted):
  Webster - historical...........................            2.10             1.69               1.04             1.32
  MECH - historical..............................            2.78             1.63               2.49             0.22
  Pro Forma Combined.............................            2.17             1.69               1.19             1.21
  Equivalent Pro Forma ..........................            3.30             2.56               1.80             1.84
Cash Dividends per Common Share:
  Webster - historical...........................            0.47             0.44               0.40             0.33
  MECH - historical..............................            0.75             0.45                 --               --
  Pro Forma Combined.............................            0.50             0.44               0.36             0.29
  Equivalent Pro Forma ..........................            0.76             0.67               0.54             0.45
Book Value per Common Share:
  Webster - historical...........................           14.09            14.02                N/A             N/A
  MECH - historical..............................           18.53            18.00                N/A             N/A
  Pro Forma Combined.............................           14.47            14.44                N/A             N/A
  Equivalent Pro Forma ..........................           21.99            21.95                N/A             N/A



                             SELECTED FINANCIAL DATA

         The tables below present summary historical financial and other data for Webster and MECH as of the dates and for the periods indicated. This summary data is based on and should be read in conjunction with Webster's and MECH's historical consolidated financial statements and related notes which we have presented in our prior filings with the SEC and which are incorporated by reference into this document. For historical information, see "Where You Can Find More Information." All adjustments necessary for a fair presentation of financial position and results of operations have been included. All per share data of Webster and MECH have been adjusted retroactively to give effect to stock dividends and stock splits.

SELECTED CONSOLIDATED FINANCIAL DATA - WEBSTER
(DOLLARS IN THOUSANDS)



                                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------
                                      1999            1998            1997           1996          1995
                                      ----            ----            ----           ----          ----
FINANCIAL CONDITION AND
OTHER DATA

Total assets..............        $9,931,744      $9,836,029       $9,902,775     $8,061,569     $7,063,945
Loans receivable, net.....         6,022,236       5,507,118        5,524,918      5,265,733      4,353,976
Securities................         3,066,901       3,662,829        3,770,670      2,263,374      2,141,773
Intangible assets.........           138,829          83,227           83,731         86,400         27,122
Deposits..................         6,191,091       6,312,974        6,411,505      6,441,412      5,588,053
Federal Home Loan Bank
  advances and other
  borrowings..............         2,788,445       2,575,608        2,588,178        963,614        835,595
Shareholders' equity......           635,667         626,454          585,603        535,087        509,808
Number of banking offices.               120             119              132            138            123

OPERATING DATA

Net interest income.......        $  303,513      $  282,611       $  285,758     $  252,643     $  210,866
Provision for loan losses.             9,000           8,103           26,449         15,741         11,989
Noninterest income:
  Nonrecurring income:....                --              --              546         15,904             --
  Other income............            92,630          82,638           47,177         40,929         36,962
                                  ----------      ----------       ----------     ----------     ----------
    Total noninterest income          92,630          82,638           47,723         56,833         36,962
Noninterest expenses:
  Acquisition-related
     expenses.............             9,500          20,993           31,989            500          4,271
  Other noninterest expenses         234,961         208,440          197,544        196,686        161,271
                                  ----------      ----------       ----------     ----------     ----------
    Total noninterest
     expenses.............           244,461         229,433          229,533        197,186        165,542
                                  ----------      ----------       ----------     ----------     ----------
Income before income taxes           142,682         127,713           77,499         96,549         70,297
Income taxes..............            47,332          49,694           29,887         35,713         24,122
                                  ----------      ----------       ----------     ----------     ----------
Net income................            95,350          78,019           47,612         60,836         46,175
Preferred stock dividends.                --              --               --          1,149          1,296
                                  ----------      ----------       ----------     ----------     ----------
Income available to common
  shareholders............        $   95,350      $   78,019       $   47,612     $   59,687     $   44,879
                                  ==========      ==========       ==========     ==========     ==========


SIGNIFICANT STATISTICAL DATA - WEBSTER


                                             AT OR FOR THE YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------
                                       1999        1998        1997         1996      1995
                                    ----------  ----------  ----------   ----------  -------

FOR THE PERIOD:
Net income per common share:
  Basic........................      $  2.14     $  1.72    $  1.06      $   1.38      $ 1.15
  Diluted......................      $  2.10     $  1.69    $  1.04      $   1.32      $ 1.10
Cash dividends per common share      $  0.47     $  0.44    $  0.40      $   0.33      $ 0.31
Return on average shareholders'
  equity.......................        15.33%      12.82%      8.61%        11.44%      10.30%
Interest rate spread...........         3.18%       2.83%      3.18%         3.22%       3.04%
Net interest margin............         3.32%       2.97%      3.35%         3.40%       3.26%
Noninterest expenses to average
  assets.......................         2.51%       2.28%      2.57%         2.52%       2.46%
Noninterest expenses (excluding
 foreclosed property, acquisition
 related, capital securities,
 preferred dividends and
 intangible amortization
 expenses) to average assets...         2.07%       1.78%      2.04%         2.40%       2.22%

AT END OF PERIOD:
Diluted weighted average
  shares (000's)...............       45,393      46,118     45,966        46,434      42,069
Book value per common share....      $ 14.09     $ 14.02    $ 13.15      $  12.08      $11.61
Tangible book value per
 common share..................      $ 11.02     $ 12.16    $ 11.27      $  10.10      $10.96
Shareholders' equity to total
 assets........................         6.40%       6.37%      5.91%         6.64%       7.22%
Nonaccrual assets to total
 assets........................         0.44%       0.36%      0.68%         1.04%       1.49%
Allowance for loan losses to
 nonaccrual loans..............       189.24%     212.25%    132.74%       102.30%      92.49%
Allowances for nonaccrual assets
  to nonaccrual assets.........       167.79%     181.25%    108.43%        78.69%      66.67%


SELECTED CONSOLIDATED FINANCIAL DATA AND SIGNIFICANT STATISTICAL DATA - MECH (DOLLARS IN THOUSANDS)


                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
FINANCIAL CONDITION AND
OTHER DATA                                  1999         1998          1997         1996         1995
                                        ----------    ----------    ----------    --------     --------
Total assets.....................       $1,119,693    $1,019,369      $892,371    $746,685     $662,201
Loans, net.......................          741,722       651,858       571,112     494,291      517,789
Deposits.........................          641,764       706,195       667,564     655,043      620,802
Shareholders' equity.............           93,931        95,368        88,549      74,840       23,726
Number of banking offices........               16            16            14          14           14
OPERATING DATA
Net interest income..............       $   35,951    $   31,778      $ 29,262    $ 26,051     $ 25,598
Provision for loan losses........               --           600         9,100       6,400       12,850
Noninterest income...............           10,011         8,276         8,104       5,187        5,838
Noninterest expenses.............           23,964        23,096        22,998      23,962       31,326
                                        ----------    ----------    ----------    --------     --------
Income before income taxes.......           21,998        16,358         5,268         876      (12,740)
Income tax expense (benefit).....            7,101         7,419        (7,808)       (266)       1,540
                                        ----------    ----------    ----------    --------     --------
Income before extraordinary expense         14,897         8,939        13,076       1,142      (14,280)
                                        ----------    ----------    ----------    --------     --------
Extraordinary expense............              435           243            --          --           --
Net income.......................       $   14,462    $    8,696      $ 13,076    $  1,142     $(14,280)
                                        ==========    ==========    ==========    ========     ========


                                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
SIGNIFICANT STATISTICAL DATA FOR THE
PERIOD:                                       1999         1998         1997        1996       1995
                                           ----------   ----------   ----------  ----------  --------
Net income per common share- Basic         $   2.88     $   1.66      $   2.52    $   0.22    $   n/a
  Diluted..............................    $   2.78     $   1.63      $   2.49    $   0.22    $   n/a
Cash dividends declared per common
  share................................    $   0.75     $   0.45      $     --    $     --    $   n/a
Return on average shareholders'
  equity...............................       15.81%        9.40%        15.99%       2.34%   (39.13)%
Interest rate spread...................        2.97%        3.10%         3.38%       3.63%      4.03%
Net interest margin....................        3.49%        3.61%         3.90%       4.03%      4.24%
Noninterest expenses to
 average assets........................        2.21%        2.43%         2.84%       3.44%      4.71%

AT END OF PERIOD:
Diluted weighted average
 shares (000's)........................       5,199        5,332         5,242       5,170         --
Book value per common share............    $  18.53     $  18.00      $  16.73    $  14.15    $    --
Tangible book value per
 common share..........................    $  18.40     $  17.86      $  16.73    $  14.15    $    --
Shareholders' equity to total assets...        8.39%        9.36%         9.92%      10.02%      3.58%
Nonaccrual assets to total assets......        0.18%        0.29%         0.32%       1.05%      2.47%
Allowance for loan losses to nonaccrual
 loans.................................      553.97%      417.12%       495.80%     101.62%     70.91%



                               SHAREHOLDER MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         We are first mailing this document to the holders of MECH's common stock on or about May 16, 2000. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the MECH board of directors for use at the special meeting of MECH's shareholders on June 20, 2000, at 10:00 a.m., at the Hartford Club, 46 Prospect Avenue, Hartford, Connecticut 06103. At the special meeting, the holders of MECH's common stock will consider and vote on:


         o the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and

         o any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

         The MECH board of directors has fixed the close of business on April 28, 2000 as the record date for determining the MECH shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of MECH's common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on April 28, 2000, there were 5,164,527 shares of MECH's common stock outstanding and entitled to vote at the special meeting, held by approximately 4,857 shareholders of record.

         Each holder of MECH's common stock on April 28, 2000 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of MECH's common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of MECH's common stock issued and outstanding, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

         If a quorum is not obtained, or if fewer shares of MECH's common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. The holders of a majority of the shares present at the special meeting would be required to approve any adjournment of the special meeting or any other such business that properly comes before the special meeting.

         If your proxy card is properly executed and received by MECH in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED FOR THE MERGER AGREEMENT AND THE MERGER.

         The MECH board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the MECH board of directors.

         To vote on the merger agreement, you need to complete the proxy card properly and return it in the enclosed envelope or attend the special meeting and vote in person.

         YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF THE MERGER TAKES PLACE, MECH STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS THAT WILL BE SENT TO YOU BY WEBSTER'S EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

REQUIRED VOTE; REVOCABILITY OF PROXIES

         In order to approve and adopt the merger agreement, the merger of MECH and Webster and the other transactions contemplated by the merger agreement, the holders of at least a majority of the shares of MECH's common stock issued and outstanding on April 28, 2000, must affirmatively vote FOR the merger agreement and the merger.

         THE REQUIRED VOTE OF MECH'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF MECH'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. NOT RETURNING A PROXY CARD, NOT VOTING IN PERSON AT THE SPECIAL MEETING AND ABSTAINING FROM VOTING WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.


         All of the directors and executive officers of MECH beneficially owned as of April 28, 2000, excluding all options to purchase shares of MECH's common stock, a total of 176,652 shares of MECH's common stock, which was approximately 3.42% of the outstanding shares of MECH's common stock on that date. We expect all of these persons to vote their shares in favor of the merger agreement and the merger. Additionally, Webster owned 198,250 shares of MECH's common stock as of April 28, 2000, all of which we expect will be voted in favor of the merger agreement and merger. Webster may sell shares of MECH common stock before we mail this proxy statement/prospectus.

         If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

         o delivering to Lael K. Noel, Corporate Secretary, MECH Financial, Inc., 100 Pearl Street, Hartford, Connecticut 06103, a written notice of revocation before the special meeting,

         o delivering to MECH a duly executed proxy bearing a later date before the special meeting, or

         o    attending the special meeting and voting in person.

Simply attending the special meeting without voting will not automatically revoke your proxy.

         MECH and Webster are not obligated to complete the merger unless, among other things, the merger agreement and the merger are approved by the affirmative vote of the holders of at least a majority of the shares of MECH's common stock issued and outstanding on April 28, 2000. For a description of the conditions to the merger, see "The Merger -- Conditions to the Merger."

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of MECH may solicit proxies for the special meeting from shareholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by MECH. In addition, MECH has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in proxy solicitation for the special meeting. MECH also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

                                   THE MERGER

         The information in this section is qualified in its entirety by reference to the full text of the merger agreement including each of its exhibits and the option agreement, all of which are incorporated by reference into this document and the material features of which are described in this proxy statement/prospectus. A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Senior Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Webster's common stock to be issued in the merger. See "Where You Can Find More Information."

THE PARTIES

         Webster and MECH have entered into an agreement and plan of merger. Under this agreement, Webster will acquire MECH through the merger of MECH into Webster. The merger agreement also provides for Mechanics Savings Bank, referred to herein as MS Bank, a wholly owned subsidiary of MECH, to merge into Webster Bank, a wholly owned subsidiary of Webster.

         WEBSTER. Webster is a Delaware corporation and the holding company of Webster Bank, Webster's federally chartered savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the FDIC. Through Webster Bank, Webster currently serves customers from 120 banking offices, three commercial banking centers and 214 ATMs located in Hartford, New Haven, Fairfield, Litchfield, Middlesex and Tolland Counties in Connecticut and in Portsmouth, New Hampshire. Webster's mission is to help individuals, families and businesses achieve their financial goals. Webster emphasizes five business lines -- consumer banking, business banking, mortgage banking, trust and investment services and insurance services -- each supported by centralized administration and operations. Through a number of recent acquisitions of other financial service firms, including banks and thrifts, a trust company and an insurance firm, Webster has established a leading position in the banking and trust and investment services market in Connecticut.

         At December 31, 1999, Webster had total consolidated assets of $9.9 billion, total deposits of $6.2 billion, and shareholders' equity of $636 million or 6.42% of total assets. At that date, Webster also had loans receivable, net of $6.0 billion, which included $4.0 billion in residential mortgage loans, $741 million in commercial real estate loans, $919 million in commercial and industrial loans and $536 million in consumer loans, consisting primarily of home equity loans. At December 31, 1999, nonaccrual loans and other real estate owned were $38.4 million. At that date, Webster's allowance for loan losses was $73 million, or 189.24% of nonaccrual loans, and its total allowance for loan and other real estate owned losses was $73 million, or 167.79% of nonaccrual loans and other real estate owned. For additional information about Webster that is incorporated by reference into this document, see "Incorporation of Documents by Reference."

         Webster, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Webster Bank, as a federal savings bank, also is regulated by the Office of Thrift Supervision and to some extent by the Federal Deposit Insurance Corporation.

         MECH. MECH is a Connecticut corporation and the holding company of MS Bank, a Connecticut-chartered savings bank. MECH is headquartered in Hartford, Connecticut. MS Bank operates 16 branch locations in the greater Hartford area. Deposits at MS Bank are insured by the FDIC. MECH operates MS Bank as a community-oriented banking institution dedicated to providing personalized service. MECH believes that its maintenance of professional, personalized service has resulted in its ability to obtain and service many of the desirable, small- to medium-sized businesses in its market area. MS Bank provides a wide range of traditional deposit and lending services, as well as securities brokerage and other non-deposit products.

         At December 31, 1999, MECH had total consolidated assets of $1.1 billion, total deposits of $642 million, and shareholders' equity of $94 million, or 8.4% of total assets. At that date, MECH also had loans receivable, net of $742 million, which included $482 million in residential mortgage loans, $156 million in commercial real estate loans, $36 million in commercial and industrial loans and $76 million in consumer loans. At December 31, 1999, nonaccrual loans and other real estate owned were $2.3 million. At that date, MECH's allowance for loan losses was $11.0 million, or 554% of nonaccrual loans, and its total allowance for loan and other real estate owned losses was $11.1 million, or 485% of nonaccrual loans and other real estate owned. For additional information about MECH that is incorporated by reference into this document, see "Incorporation of Documents by Reference."


         MECH, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. MS Bank, as a Connecticut-chartered savings bank, is regulated by the Connecticut Commissioner of Banking and by the FDIC.

BACKGROUND OF THE MERGER

         MECH Financial, Inc. was formed on January 1, 1998 as the bank holding company for its sole subsidiary, MS Bank. MS Bank was organized in 1861 as a Connecticut-chartered mutual savings bank headquartered in Hartford, Connecticut. MS Bank converted from mutual to capital stock form effective June 26, 1996. MECH's activities are exclusively associated with its ownership of MS Bank.

         MECH's Board of Directors and its management have continuously emphasized MECH's objective to enhance shareholder value since its 1996 conversion to stock form. Connecticut law discourages the sale of converted institutions until 3 years have passed since conversion (the "Protected Period"). MECH used the Protected Period to effectuate a number of actions designed to improve MECH's competitive position, including sale of a substantial portion of non- or under-performing assets, sale of its one-half interest in the partnership that owned the downtown Hartford building in which its headquarters offices are located, formation of the holding company, exploration of potential acquisition opportunities, purchase of 2 branches from another institution, and adoption and effectuation of a stock repurchase plan. During the Protected Period, MECH was occasionally contacted by representatives of other financial institutions expressing an interest in discussing an affiliation with MECH.

         From time to time during the Protected Period, management of MECH consulted with Keefe, Bruyette & Woods, Inc. ("KBW") on the future prospects for MECH from a financial perspective. On March 16, 1999, KBW addressed MECH's Board of Directors on strategic alternatives and potential affiliation parties for MECH. This evaluation process continued for the next several months, with the Board of Directors generally agreeing with management that it would be advisable, following the expiration of the Protected Period, to explore potential, strategic affiliations. During the evaluation period, MECH held discussions with one institution about affiliation, but MECH determined to pursue other possibilities. On July 6, 1999 KBW was formally engaged by MECH to provide financial and investment banking advice and to assist in identifying potential affiliation parties. Shortly thereafter, two institutions which had previously expressed interest in MECH were approached about a possible transaction; both institutions expressed interest, but not at levels attractive to MECH's Board of Directors.

         In October, 1999 the Board authorized KBW to approach additional institutions about a possible transaction. KBW was authorized to and did approach approximately 10 institutions. Several institutions expressed interest and, on November 19, 1999, Webster submitted a formal proposal which MECH management determined to be sufficiently attractive to merit further discussions. Those discussions resulted in a revised proposal on November 23, 1999 which was discussed with the MECH's Board at a November 24, 1999 meeting. The consensus of the Board was to allow Webster to conduct due diligence and refine its proposal into a proposed definitive agreement. Management, KBW and counsel acted in accordance with these directives and negotiated a definitive agreement which was presented to and approved, with changes, by the Board of MECH on December 1, 1999.

RECOMMENDATION OF THE MECH BOARD OF DIRECTORS AND REASONS FOR THE MERGER

         The Board of Directors of MECH has approved the merger agreement and has determined that the merger is fair to and in the best interests of MECH and its shareholders. MECH's Board of Directors believes that the merger will enable holders of MECH's common stock to realize increased value due to the premium over MECH's market price and book value per share offered by Webster. The Board also believes that the merger may enable MECH shareholders to participate in opportunities for appreciation of Webster's common stock. In reaching its decision to approve the merger agreement, the Board consulted with its outside counsel regarding the legal terms of the merger and the Board's fiduciary obligations in its consideration of the proposed merger, its financial advisor, KBW regarding the financial aspects and fairness of the proposed merger agreement, as well as with management of MECH. Without assigning any relative or specific weight, MECH's Board considered the following factors, which are all the material factors considered, both from a short-term and long-term perspective:

         o MECH Board's familiarity with, and review of, the business, financial condition, results of operations and prospects of MECH, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated with the merger;

         o The current and prospective environment in which MECH operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the increased regulatory burden on financial institutions, and the trend toward consolidation in the financial services industry;

         o The potential appreciation in market and book value of MECH's common stock on both a short-and long-term basis, as a stand-alone entity;

         o The proposal by the Financial Accounting Standards Board ("FASB") to eliminate pooling of interests accounting treatment by year end 2000 and its potential effect on acquisition values;


         o Information concerning Webster's business, financial condition, results of operations, asset quality and prospects including the long-term growth potential of Webster's common stock, the future growth prospects of Webster combined with MECH following the proposed merger, the potential synergies expected from the merger and the business risks associated with the merger;

         o The fact that the exchange of Webster's common stock for MECH's common stock can be effected on a tax-free basis for MECH shareholders, and the potential for appreciation and growth for the market and book value of Webster's common stock following the proposed merger;

         o The oral presentation of KBW that the terms of the merger agreement are fair to the holders of MECH's common stock from a financial point of view;

         o The advantages and disadvantages of MECH remaining an independent institution or affiliating with a larger institution;

         o The short- and long-term interests of MECH and its shareholders, the interests of the employees, customers, creditors and suppliers of MECH, and the interests of MECH's communities all of which can be served to advantage by an appropriate affiliation with a larger institution with increased economies of scale and with a greater capacity to serve all of the banking needs of the community; and

         o    The compatibility of the businesses and management philosophies of
              MECH  and  Webster,   and  Webster's  strong   commitment  to  the
              communities it serves.

         On the basis of these considerations, the merger agreement was approved by MECH's board of directors.

PURPOSE AND EFFECTS OF THE MERGER

         The purpose of the merger is to enable Webster to acquire the assets and business of MECH. After the merger, it is expected that some of MS Banks' branch banking offices will remain open and will be operated as banking offices of Webster Bank.

         The merger will result in an expansion of Webster Bank's primary market area to include MS Bank's banking offices in Connecticut. The assets and business of MS Bank's banking offices will broaden Webster's existing operations in Hartford County, where Webster Bank currently has banking offices. Webster expects to achieve reductions in the current operating expenses of MECH upon the consolidation of MS Bank's operations into Webster Bank. Upon completion of the merger, except as discussed below, the issued and outstanding shares of MECH's common stock automatically will be converted into shares of Webster's common stock. See "-- Exchange Ratio."

STRUCTURE

         MECH will merge into Webster, with Webster as the surviving corporation. When the merger takes place, except as discussed below, each issued and outstanding share of MECH's common stock will be converted into the right to receive Webster's common stock based on the exchange ratio, as described below. Cash will be paid instead of fractional shares. Shares of MECH's common stock held as treasury stock or held directly or indirectly by MECH, Webster or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled and shall cease to exist.

         We expect that the merger will take place in the second quarter of 2000, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by August 31, 2000, the merger agreement may be terminated by either of us unless we both agree to extend it.

         The merger agreement permits Webster to modify the structure of this transaction so long as:

         o there are no material adverse federal income tax consequences to MECH's shareholders from the modification;

         o the consideration to be paid to MECH's shareholders under the merger agreement is not changed or reduced in amount; and

         o the modification will not be reasonably likely to delay materially or jeopardize receipt of any required regulatory approvals. Webster presently has no intent to modify the structure of the merger.

EXCHANGE RATIO

         The merger agreement provides that at the effective time of the merger, except as discussed below, each outstanding share of MECH's common stock automatically will be converted into the right to receive 1.52 shares of Webster's common stock representing a value of $33.06 based on the May 9, 2000 closing price of Webster's common stock. However, if the price of Webster's common stock falls below thresholds set forth in the merger agreement, MECH may terminate the merger unless Webster decides to increase the 1.52 exchange ratio, which would result in Webster issuing more shares of its common stock to complete the merger. See "--Termination and Amendment of the Merger Agreement."

         Shares of MECH's common stock held as treasury stock and shares held directly or indirectly by MECH, Webster or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled. If, prior to the effective time, Webster should split its common stock, or pay a dividend or other distribution in its common stock, then the exchange ratio will be adjusted to reflect the split, combination, dividend or distribution.

         Certificates for fractions of shares of Webster's common stock will not be issued. Instead of a fractional share of Webster's common stock, a MECH shareholder will be entitled to receive an amount of cash equal to the fraction of a share of Webster's common stock to which the shareholder would otherwise be entitled multiplied by the average of the daily closing prices per share for Webster's common stock for the 15 consecutive trading days on which shares of Webster's common stock are actually traded as reported on Nasdaq ending on the third trading day before the closing date of the merger. In this document, we use the term "purchase price" to refer to the shares of Webster's common stock and any cash to be paid instead of a fraction of a share of Webster's common stock payable to each holder of MECH's common stock.

         The conversion of MECH's common stock into shares of Webster's common stock at the exchange ratio will occur automatically upon completion of the merger. Under the merger agreement, after the effective time of the merger, Webster will cause its exchange agent to pay the purchase price to each MECH shareholder who surrenders the appropriate documents to the exchange agent.

         Webster  will  deposit  with  the  exchange   agent  the   certificates
representing Webster's common stock to be issued to MECH shareholders in exchange for MECH's common stock, along with cash to be paid instead of fractional shares. As soon as practicable after the merger takes place, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held MECH's common stock immediately before the effective time. Upon surrendering his or her certificate(s) representing shares of MECH's common stock, together with the signed letter of transmittal, the MECH shareholder shall be entitled to receive promptly certificate(s) representing a number of shares of Webster's common stock determined in accordance with the exchange ratio and a check representing the amount of cash in lieu of fractional shares, if any. No dividends or distributions on Webster's common stock payable to any MECH shareholder will be paid until the shareholder surrenders the certificate(s) representing the shares of MECH's common stock for exchange. No interest will be paid or accrued to MECH shareholders on cash instead of fractional shares or unpaid dividends and distributions, if any.

         If any certificate representing shares of Webster's common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

         o pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

         o establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

After the close of business on the day before the merger takes place, there will be no transfers on MECH's stock transfer books of shares of MECH's common stock, and any shares of this kind that are presented to the exchange agent after the merger takes place will be canceled and exchanged for certificates for shares of Webster's common stock.

         Any portion of the purchase price made available to the exchange agent that remains unclaimed by MECH shareholders for six months after the effective time of the merger will be returned to Webster. Any MECH shareholder who has not exchanged shares of MECH's common stock for the purchase price in accordance with the merger agreement before that time may look only to Webster for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, Webster, MECH, the exchange agent or any other person will not be liable to any MECH shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

         Stock certificates for shares of MECH's common stock should NOT be returned to MECH with the enclosed proxy card. After the merger takes place, you will receive instructions on how to exchange your MECH certificates for Webster certificates.

OPTIONS

         As of the record date, there were outstanding options to purchase 314,247 shares of MECH's common stock at an average exercise price of $20.65 per share. Any unvested options will vest when the merger is completed. Under the merger agreement, shares of MECH's common stock issued before the merger takes place upon the exercise of outstanding MECH options will be converted into Webster's common stock at the exchange ratio. Each MECH option that is outstanding and unexercised immediately before the effective time shall be converted automatically into an option to purchase shares of Webster's common stock, with adjustment in the number of shares and exercise price to reflect the exchange ratio. The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended. The duration and other terms of the MECH options will otherwise be unchanged except that all references to MECH or MS Bank in any of the MECH stock plans (and corresponding references in any option agreement documenting such option) shall be deemed to be references to Webster or Webster Bank, as applicable.


REGULATORY APPROVALS

         For the merger of Webster and MECH and the merger of Webster Bank and MS Bank to take place, we must receive approvals of the Office of Thrift Supervision, referred to in this section as the "OTS", and the Connecticut Commissioner of Banking and receive a waiver from the Board of Governors of the Federal Reserve System. In this section, we refer to these approvals as the "required regulatory approvals". Webster and MECH have agreed to use their best efforts to obtain the required regulatory approvals.

         Webster Bank has filed with the OTS an application for approval of the merger of Webster Bank and MS Bank. We refer to that merger in this section as the "bank merger". The bank merger is subject to the approval of the OTS under the Home Owners' Loan Act of 1933, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the "CRA", also requires that the OTS, in deciding whether to approve the bank merger, assess the records of performance of Webster Bank and MS Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Webster Bank currently has an outstanding CRA rating from the OTS. MS Bank currently has a satisfactory CRA rating from the FDIC. The OTS regulations require publication of notice and an opportunity for public comment concerning the applications filed in connection with the bank merger, and authorize the OTS to hold informal and formal meetings in connection with the applications if the OTS, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting. Any meeting or comments provided by third parties could prolong the period during which the bank merger is subject to review by the OTS. As of the date of this proxy statement/prospectus, Webster is aware of one adverse comment by a party in litigation with MS Bank filed with the OTS concerning the bank merger. The bank merger may not take place for a period of 15 to 30 days following OTS approval, during which time the Department of Justice has authority to challenge the bank merger on antitrust grounds. The OTS will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

         An acquisition statement has been filed with the Connecticut Commissioner of Banking in connection with Webster's acquisition of MECH and MS Bank, the merger and bank merger. In reviewing the acquisition statement, the Connecticut Commissioner will review and consider, among other things, whether the investment and lending policies of Webster Bank and MS Bank are consistent with safe and sound banking practices and will benefit the economy of the state, whether the services or proposed services of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, the competitive effects of the transaction, and the financial and managerial resources of Webster and Webster Bank. The Connecticut Commissioner also will review the records of Webster Bank and MS Bank under the CRA. The Connecticut Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

         Several individuals who obtained home mortgage loans from MS Bank in 1994-1997 have filed a lawsuit alleging that MS Bank committed certain violations of law when it made the loans. Webster and MECH have been informed that the OTS, the Connecticut Commissioner of Banking and the Connecticut Attorney General are reviewing the claims made in this lawsuit in connection with their review of the merger and the bank merger. This review could result in delays in the processing of, or even the withholding of approval for, the foregoing applications.


         Webster has requested and received from the Board of Governors of the Federal Reserve System a waiver of any application filing requirement under the Bank Holding Company Act of 1956 that would otherwise apply to the merger.

         Webster and MECH are not aware of any other material governmental approvals that are required for the merger and the bank merger to take place that are not described above. If any other approval or action is required, we presently expect that we would seek the approval or take the necessary action.

         THE MERGER AND THE BANK MERGER CANNOT TAKE PLACE WITHOUT THE REQUIRED REGULATORY APPROVALS, WHICH WE HAVE NOT RECEIVED YET. THERE IS NO ASSURANCE THAT WE WILL RECEIVE THESE APPROVALS, AND IF WE DO, WHEN WE WILL RECEIVE THEM. ALSO, THERE IS NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER ON ANTITRUST GROUNDS FOLLOWING OTS APPROVAL, OR, IF A CHALLENGE IS MADE, WHAT THE RESULT OF A CHALLENGE WOULD BE.

CONDITIONS TO THE MERGER

         Under the merger agreement, Webster and MECH are not required to complete the merger unless the following conditions are satisfied:

         o the merger agreement is not terminated on or before the effective time of the merger;

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

         o the merger agreement and the merger are approved by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of MECH's common stock entitled to vote at the special meeting;

         o Webster's common stock to be issued in the merger (including stock which may be issued upon the exercise of stock options) is authorized for quotation on the Nasdaq Stock Market's National Market Tier (or such other exchange on which the stock may become listed);

         o all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals expire, and none of the regulatory approvals or statutory waiting periods contains a non-customary provision that Webster reasonably considers to be burdensome or otherwise alters the benefits of the merger agreement;

         o the registration statement filed with the Securities and Exchange Commission to cover the shares of Webster's common stock to be issued in the merger is effective and is not subject to a stop order or any threatened stop order;

         o no order, injunction or decree preventing the merger from taking place is in effect and the completion of the merger continues to be legal; and

         o Webster and MECH receive a favorable tax opinion from Webster's counsel that is reasonably satisfactory to Webster and MECH.

         Webster is not required to complete the merger unless the following additional conditions are satisfied or waived:

         o the representations and warranties of MECH contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger;

         o    MECH   performs  in  all  material   respects  all  covenants  and
              agreements contained in the merger agreement to be performed by MECH by the effective time;

         o MECH and MS Bank obtain the consents, approvals or waivers of other persons that are required to permit Webster and Webster Bank to succeed to any obligations, rights or interests of MECH and MS Bank respectively under any agreement, except where the failure to obtain consents, approvals or waivers would not have a material adverse effect on Webster or Webster Bank;

         o no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending;

         o no changes, other than changes contemplated by the merger agreement, in the business, operations, condition, assets or liabilities of MECH or any of its subsidiaries occur that have or would have a material adverse effect on MECH; and

         o Webster receives the written opinion of Tyler Cooper & Alcorn, LLP counsel to MECH, dated as of the closing date, as to such matters as Webster reasonably requests.

         MECH is not required to complete the merger unless the following additional conditions are satisfied or waived:

         o the representations and warranties of Webster contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger;

         o Webster performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it by the effective time;

         o Webster and Webster Bank obtain the consents, approvals or waivers of other persons that are required in connection with the transaction contemplated by the merger;

         o no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending;

         o MECH receives the written opinion of Hogan & Hartson L.L.P., special counsel to Webster, dated the closing date, as to the authorization, validity and non-assessibility of the Webster common stock to be issued in the transaction; and

         o no changes, other than changes contemplated by the merger agreement, in the business, operations, condition, assets or liabilities of Webster or any of its subsidiaries occur that have or would have a material adverse effect on Webster.

CONDUCT OF BUSINESS PENDING THE MERGER

         The merger agreement contains various restrictions on the operations of MECH (including MS Bank) before the effective time of the merger. In general, the merger agreement obligates MECH to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of MECH. The merger agreement prohibits MECH from:

         o declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on MECH's common stock and dividends by any MECH subsidiary to MECH;

         o    splitting, combining or reclassifying any of its capital stock;

         o issuing or authorizing or proposing the issuance of any securities, other than the issuance of additional shares of MECH's common stock upon the exercise or fulfillment of rights or options issued or existing under MECH's stock option plan in accordance with their present terms or the stock option granted to Webster at the time the merger agreement was signed;

         o    amending its certificate of incorporation or bylaws;

         o    making capital expenditures aggregating in excess of $100,000;

         o    entering any new line of business;

         o acquiring an equity interest in the assets of other business organizations except in connection with foreclosures, settlements or loan restructurings in the ordinary course of business consistent with prudent banking practices;

         o changing its methods of accounting in effect at December 31, 1998, except as required by changes in regulatory or generally accepted accounting principles;

         o adopting or amending any employment agreements between MECH or its subsidiaries and their employees and directors other than merit increases consistent with past business practices, not to exceed 4% of the aggregate MECH payroll as of December 1, 1999 and 4% of base pay for senior vice presidents or higher;

         o entering into, modifying or renewing any agreement or arrangement providing for the payment to any director, officer or employer of compensation or benefits;

         o hiring any new employee at an annual compensation in excess of $35,000;

         o paying any retention payments to employees except for retention payment bonuses totaling in the aggregate no more than $150,000;

         o incurring any indebtedness for borrowed money or assuming the obligations of a third party, except for Federal Home Loan Bank borrowings in the ordinary course consistent with past practices or to provide cash needed which results from a Year 2000 extraordinary event;

         o    selling, opening or closing any banking or other office;

         o making any equity investments in real estate, other than in connection with foreclosures or settlements in lieu of foreclosures in the ordinary course of business consistent with past banking practices;

         o making any new loans or modifying any existing loans with any affiliated person of MECH;

         o making any investment, or incurring any deposit liabilities, other than in the ordinary course of business consistent with past practice;

         o purchasing any loans or selling, purchasing or leasing any real property other than consistent with past practices;

         o originating residential non-conforming loans in excess of $400,000, unsecured consumer loans in excess of $25,000, commercial business loans or commercial real estate loans in excess of $1,000,000 as to any loan or $1,500,000 in the aggregate as to related loans or to loans to related persons, or land acquisition loans to borrowers who intend to construct a residence thereon in excess of the lesser of 75% of the appraised value of such land or $100,000;

         o making any investment in an equity, debt or derivative security issued or guaranteed by an entity exempt from federal, state or local taxation;

         o engaging in any forward commitment, futures transaction, financial options transactions, hedging or arbitrage transaction or covered trading activities or making any investment in any investment security with a maturity of more than one year; or

         o    selling or purchasing any mortgage loan servicing rights.

THIRD PARTY PROPOSALS

         Under the merger agreement, MECH generally may not authorize or permit any of its officers, directors, employees or agents to solicit, initiate or encourage any inquiries relating to any third party proposal relating to a tender offer or exchange offer or acquisition of a substantial equity interest in or acquisition of a substantial portion of the assets of or any merger or consolidation with MECH and/or MS Bank. There is also a prohibition against holding substantive discussions or negotiations and providing confidential information regarding these kinds of proposals. Nevertheless, the MECH board of directors may disregard these restrictions if, based on advice of counsel, it reasonably determines in the exercise of its fiduciary duty that this kind of information must be furnished and discussions and negotiations must be entered into.

EXPENSES; BREAKUP FEE

         The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid for by the party incurring such expense, except that Webster will pay all filing and other fees paid to the SEC, the Connecticut Banking Commission and the OTS in connection with the merger and printing fees in connection with this proxy statement/prospectus. However, if the merger agreement is terminated by Webster or MECH as a result of a material breach of a representation, warranty, covenant or other agreement contained in the merger agreement by the other party, the merger agreement provides for the non-terminating party to pay all documented reasonable expenses of the terminating party up to $1,500,000. In the event the merger agreement is terminated by Webster due to MECH's entering into another acquisition transaction or a willful material breach, MECH shall pay all documented, reasonable costs of Webster up to $1,500,000, plus a breakup fee of $3,000,000. In the event MECH shareholders do not approve the merger agreement after a third party announces a competing acquisition proposal for at least 10% of MECH's common stock or any director, officer or 5% holder of MECH's common stock announces opposition to the merger agreement, MECH shall also pay all documented reasonable cost of Webster up to $1,500,000, plus a breakup fee of $3,000,000. Some of these events would also permit Webster to exercise its rights under the option agreement. See "--Option Agreement."

FAIRNESS OPINION OF KEEFE BRUYETTE & WOODS, INC.

         On July 6, 1999, MECH engaged Keefe, Bruyette & Woods, Inc. ("KBW") to act as its financial advisor and to render an opinion as to the fairness, from a financial point of view, to MECH shareholders of the merger consideration to be received in connection with the merger.

         KBW is a nationally recognized securities and investment banking firm engaged in, among other things, the evaluation of banking and financial service businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. KBW was selected by MECH as its financial advisor based upon this expertise, the reputation of KBW in investment banking and mergers and acquisitions and KBW's expertise in providing financial advisory services to banking institutions and the banking industry generally.

         As part of its engagement, representatives of KBW attended the meeting of the MECH board held on December 1, 1999 at which the MECH board considered and approved the merger agreement. At the December 1, 1999 meeting, KBW rendered an oral opinion (subsequently confirmed in writing) that, as of such date, the exchange ratio was fair to the holders of shares of MECH common stock from a financial point of view. Such opinion was reconfirmed in writing as of the date of this proxy statement/prospectus.

         The full text of KBW's written opinion dated as of the date of this Proxy Statement/Prospectus is attached as Appendix A to this document. MECH stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in connection therewith.

         KBW'S OPINION IS DIRECTED TO THE MECH BOARD AND ADDRESSES ONLY THE EXCHANGE RATIO. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MECH SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER RELATED MATTER.

         In connection with rendering its opinion, KBW reviewed, among other things:

         o    the merger agreement and exhibits thereto;

         o    the stock option agreement;

         o MECH's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its annual report for the years ended December 31, 1998 and December 31, 1997;

         o Webster's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its annual report for the fiscal years ended December 31, 1998, December 31, 1997, and December 31, 1996;

         o discussions held with potential bidders for MECH other than Webster;

         o financial analyses and forecasts of MECH prepared by and reviewed with management of MECH and the views of senior management of MECH regarding MECH's past and current business operations, results of these operations, financial condition and future prospects;

         o reviewed with senior management of Webster their past and current business operations, results of these operations, financial condition, and future prospects as well as information relating to the strategic, financial and operational benefits anticipated from the merger;

         o    the pro forma impact of the merger on MECH and Webster;

         o the publicly reported historical price and trading activity for Webster's common stock and MECH's common stock, including a comparison of certain financial and stock market information for Webster and MECH with similar publicly available information for certain other companies, the securities of which are publicly traded;

         o the financial terms of recent business combinations of banking institutions, to the extent publicly available; and

         o the current market environment generally and the banking environment in particular; and such other information, financial studies, analyses and investigations and financial, economic and market criteria as KBW considered relevant.

         In preparing its opinion, KBW assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it by MECH and Webster, including that contemplated in the items above, and KBW has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of MECH or Webster or any of their subsidiaries, nor has it been furnished any such evaluation or appraisal. KBW is not an expert in the evaluation of allowances for loan losses, and has not made an independent evaluation of the adequacy of the allowance for loan losses of MECH or Webster, nor has KBW reviewed any individual credit files relating to MECH or Webster, and has assumed that the respective aggregate allowances for loan losses for both MECH and Webster are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, it has not conducted any physical inspection of the properties or facilities of MECH or Webster. With MECH's consent, KBW also assumed and relied upon the senior management of MECH and Webster as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefore) provided to, and discussed with, KBW. In that regard, KBW has assumed that such forecasts, including without limitation, financial forecasts, evaluations of contingencies, expected savings and operating synergies resulting from the merger and projections regarding underperforming and non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and results of operations reflect the best currently available estimates and judgments of the senior management of MECH and Webster and/or the combined entity, as the case may be. KBW's opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement. KBW's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

         KBW's opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the merger.

          In connection with rendering its opinion, KBW performed a variety of financial analyses, consisting of those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by KBW in this regard, although it describes all material analyses performed by KBW. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, KBW believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying KBW's opinion.

         In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MECH, Webster and KBW. The analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness to the shareholders of MECH of the exchange ratio and were provided to the MECH Board in connection with the delivery of KBW's opinion. KBW gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the comparison of selected companies analysis and the analysis of selected merger transactions summarized below, no company utilized as a comparison is identical to MECH or Webster. Accordingly, an analysis of comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of the companies concerned. The analyses do not purport to be appraisals or to reflect the prices at which MECH and Webster might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's opinion is just one of many factors taken into consideration by the MECH Board.

         The projections furnished to KBW and used by it in certain of its analyses were prepared by the senior management of MECH. MECH does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger, and as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

         The following is a summary of the material analyses presented by KBW to the MECH Board on December 1, 1999 (the "KBW Report") in connection with its opinion.

                  SUMMARY OF PROPOSAL. KBW calculated transaction multiples which were based on the values obtained by multiplying the exchange ratio of
1.520 by:

         o $26.63, the last reported sale price for Webster's Common Stock before the public announcement of the execution of the merger agreement; and

         o $26.99, the six month average closing price for Webster's common stock for the period ended November 30, 1999.

MECH's September 30, 1999 stated book value was $18.39, stated tangible book value was $18.26, and last twelve months ending September 30, 1999 and 2000 earnings per share estimates (based on KBW estimates for 1999 and 2000) were $2.46, $2.60 and $2.85, respectively. Based on this data, the following multiples were calculated:


                                                BASED ON           BASED ON WEBSTER'S
                                          WEBSTER'S LAST TRADE      6 MONTH AVERAGE
                                          --------------------      ---------------

   Price/last twelve months
   earnings (for the period ending
   September 30, 1999)                           16.5x                   16.7x
   Price/estimated 1999 EPS                      15.6x                   15.8x
   Price/estimated 2000 EPS                      14.2x                   14.4x
   Price/book value                               220%                    223%
   Price/tangible book value                      222%                    225%


         ANALYSIS OF SELECTED MERGER TRANSACTIONS. KBW reviewed selected merger and acquisition transactions involving thrifts and savings institutions from New England and compared these merger transactions with the Merger.

         The New England merger comparables were comprised of fourteen mergers and corporate transactions of savings banks and thrifts announced since December 31, 1996 in which the selling institution was headquartered in New England (Connecticut, New Hampshire, Maine, Massachusetts, Rhode Island and Vermont) and the aggregate deal value was greater than $50 million and less than $500 million. The fourteen merger transactions analyzed were as follows:

ACQUIROR                                  TARGET
--------                                  ------
Peoples Heritage Financial                SIS Bancorp, Inc.
Summit Bancorp                            NSS Bancorp
Hudson United Bancorp                     Dime Financial Corp.
Seacoast Financial                        Sandwich Bancorp
UST Corp.                                 Affiliated Community Bancorp
UST Corp.                                 Somerset Savings Bank
Webster Financial Corp.                   Eagle Financial Corporation
Eastern Bank Corporation, Inc.            Emerald Isle Bancorp
People's Bank                             Norwich Financial Corporation
Granite State Bankshares, Inc.            Primary Bank
Webster Financial Corp.                   People's Savings Financial
CFX Corporation                           Community Bankshares, Inc.
CFX Corporation                           Portsmouth Bank Shares
Eagle Financial Corporation               MidConn Bank

         KBW reviewed, among other things, the ratios of stock price to book value per share, stock price to tangible book value per share, stock price to last twelve months earnings per share, the transaction value to deposits, and the transaction value to assets in each transaction, and compared the averages and medians of these ratios to the same ratios for the merger. The merger ratios were calculated based on both the $26.63 closing stock price for Webster's common stock on November 30, 1999, and $26.99, the six month average closing price for Webster. KBW observed the following results:


                                                  WEBSTER/MECH                          COMPARABLE GROUP
                                             TRANSACTION MULTIPLES
                                    ---------------------------------------         -------------------------
                                      BASED ON                 BASED ON SIX
                                     NOVEMBER 30,             MONTH AVERAGE
                                        1999                     WEBSTER            ANNOUNCED       ANNOUNCED
                                    WEBSTER PRICE                 PRICE              AVERAGE          MEDIAN
                                    -------------                 -----              -------          ------

Deal Price / Book Value                 220%                      223%                225%              235%

Deal Price / Tangible                   222%                      225%                236%              236%

Deal Price / Last 12                   16.5x                     16.7x               21.1x             19.9x
Months Earnings per
Share (ending Sept. 30,
1999)

Deal Price / Total                     31.8%                     32.2%               27.8%             26.2%
Deposits

Deal Price / Total                     19.3%                     19.5%               21.0%             20.2%
Assets


         No company or transaction used as a comparison in the above analysis is identical to Webster, MECH or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         RELATIVE MULTIPLE PAID ANALYSIS. KBW analyzed the relative multiple Webster is paying (forward 2000 P/E paid for MECH divided by the forward 2000 P/E of Webster) for MECH, and compared it to the averages and medians produced using the same parameters for comparable transactions included in the New England merger comparables. The premiums paid over the buyers, P/E yielded the following results.

                                                          PREMIUM PAID OVER
                                                    BUYER'S PRICE/EARNINGS RATIO
                                                    ----------------------------

         New England Merger Comparables - Average               1.33x
         New England Merger Comparables - Median                1.26x
         Webster / MECH                                         1.43x


         SELECTED PEER GROUPS ANALYSES. KBW compared the financial performance and market performance of MECH, based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable publicly traded savings banks and thrifts. For purposes of such analysis, the financial information used by KBW was as of and for the quarter ended September 30, 1999, and stock price information was as of November 30, 1999. The companies in the MECH peer group were selected by KBW based on their geographic proximity and similarity of business lines with MECH. The MECH peer group was comprised of:


                  o     American Bank of Connecticut
                  o     Andover Bancorp, Inc.
                  o     Bancorp Connecticut, Inc.

                  o     First Essex Bancorp, Inc.
                  o     First Federal Savings & Loan of East Hartford
                  o     MASSBANK Corp.
                  o     Medford Bancorp, Inc.
                  o     MetroWest Bank
                  o     Seacoast Financial Services

The results of these comparisons are set forth in the following table.


                                                                      MECH PEER
                                                                        GROUP              MECH PEER
                                                   MECH                AVERAGE           GROUP MEDIAN
                                                 -------             -----------        --------------
Return on Average Assets                           1.27%                1.11%                 1.09%

Return on Average Equity                          15.33%               13.10%                14.21%

Net Interest Margin                                3.41%                3.32%                 3.32%

Efficiency Ratio                                  52.08%               51.04%                50.41%

Tangible Equity / Tangible Assets                  8.32%                8.41%                 7.86%

Loan Loss Reserves / Loans                         1.55%                1.35%                 1.10%

Net Charge Offs / Average Loans                    0.30%                0.03%                 0.05%

Non-performing Assets / Loans +                    0.42%                0.64%                 0.50%
 Other Real Estate Owned
Stock Price / Book Value                           1.88x                1.46x                 1.52x

Stock Price / Tangible Book Value                  1.89x                1.53x                 1.59x

Stock Price / 1999 Earnings per                   13.27x               11.56x                11.32x
 Share (Estimated)
Stock Price / 2000 Earnings per                   12.11x               10.72x                10.38x
 Share (Estimated)
Dividend Yield                                     2.32%                3.22%                 3.47%



For purposes of the above calculations, MECH's 1999 and 2000 EPS estimates were from KBW, all other earnings estimates are from IBES, a nationally recognized earnings consolidator.

         KBW also compared the financial performance and market performance of Webster, based on the same financial measures to those of a group of comparable publicly traded banking companies. For purposes of such analysis, the financial information used by KBW was as of and for the quarter ended September 30, 1999, and stock price information was as of November 30, 1999. The companies in the Webster peer group were selected by KBW based on their geographic proximity and similarity of business lines to Webster's. The Webster peer group was comprised of:

              o     Charter One Financial, Inc.
              o     Chittenden Corporation
              o     Fulton Financial Corporation
              o     Keystone Financial, Inc.
              o     M&T Bank Corporation
              o     North Fork Bancorp
              o     Peoples Heritage Financial
              o     Roslyn Bancorp, Inc.
              o     Summit Bancorp

The results of these comparisons are set forth in the following table:


                                                                      MECH PEER
                                                                        GROUP              MECH PEER
                                                   MECH                AVERAGE           GROUP MEDIAN
                                                 -------             -----------        --------------

Return on Average Assets                           1.10%                 1.42%                1.43%

Return on Average Equity                          17.56%                17.78%               16.16%

Net Interest Margin                                3.25%                 3.93%                4.07%

Efficiency Ratio                                  53.52%                46.69%               48.57%

Tangible Equity / Tangible Assets                  4.94%                 7.14%                7.15%

Loan Loss Reserves / Loans                         1.16%                 1.33%                1.36%

Net Charge Offs / Average Loans                    0.05%                 0.38%                0.25%

Non-performing Assets / Loans +                    0.69%                 0.53%                0.46%
 Other Real Estate Owned
Stock Price / Book Value                           1.77x                 2.27x                2.03x

Stock Price / Tangible Book Value                  2.32x                 2.63x                2.35x

Stock Price / 1999 Earnings per                   10.87x                13.02x               12.58x
 Share (Estimated)
Stock Price / 2000 Earnings per                    9.93x                11.32x               11.58x
 Share (Estimated)
Dividend Yield                                     1.80%                 3.04%                2.92%


         CONTRIBUTION ANALYSIS. KBW analyzed the relative contribution of each of Webster and MECH to the pro forma balance sheet and income statement items of the combined entity, including assets, loans, deposits, common equity, 1998 net income, estimated 1999 and 2000 net income. KBW compared the relative contribution of such balance sheet and income statement items with the estimated pro forma ownership for Webster and MECH based on an exchange ratio of 1.520. The results of KBW's analysis are set forth in the following table.

                                                   WEBSTER        MECH
                                                  ---------     --------
Total Assets                                        89.9%        10.1%
Total Loans                                         89.1%        10.9%
Total Deposits                                      90.3%         9.7%
Total Common Equity                                 87.5%        12.5%

1998 Net Income                                     90.0%        10.0%
Estimated 1999 Net Income                           88.5%        11.5%
Estimated 2000 Net Income                           89.3%        10.7%

Ownership                                           85.3%        14.7%


         PRO FORMA MERGER ANALYSIS. KBW analyzed the impact of the merger on MECH's equivalent pro forma earnings per share, MECH's equivalent pro forma cash earnings per share, MECH's equivalent pro forma book value per share, and MECH's equivalent pro forma tangible book value per share under both pooling of interests accounting and purchase accounting scenarios. For purposes of this paragraph, equivalent pro forma means the product of (1) the associated pro forma Webster financial items listed below and (2) the 1.52 exchange ratio. KBW observed that, before taking into account any restructuring charges that may be incurred by Webster in connection with the merger, the merger would result in the following equivalent pro forma per share effects:

                                          MECH                    WEBSTER
                                          ----                    -------
         Earnings Per Share           45.0% Increase           1.5% Increase
         Cash Earnings Per Share      56.4% Increase           0.1% Increase
         Book Value                   14.7% Increase           2.1% Decrease
         Tangible Book Value           6.5% Decrease           1.2% Increase

         This analysis was based on KBW's estimate of MECH 2000 earnings per share and utilized the IBES consensus for Webster's 2000 earnings per share, and on Webster's management's estimates of the expected cost savings from the merger. These projections were discussed with the management of each of MECH and Webster. The actual results achieved by Webster following the merger may vary from the projected results, and the variations may be material.

         DISCOUNTED CASH FLOW ANALYSIS. KBW estimated the present value of the future cash flows that would accrue to a holder of a share of MECH's common stock assuming the shareholder held the share over a five year period and then sold it at the end of the holding period. This analysis was based on several assumptions, including the earnings per share for MECH, the growth rate in earnings per share, dividend payout ratios, and terminal values, all of which were based on values which KBW believed to be reasonable for such an analysis. A 12% discount rate was applied to the terminal valuation and the estimated dividends. KBW presented a table showing the analysis with a range of terminal multiples from 11.5 times to 17.5 times and a range of earnings growth rates from 8.0% to 11.0%, resulting in a range of present values for a share of MECH's common stock of $26.51 to $41.89. These values were determined by adding (i) the present value of the estimated future dividend stream that MECH could generate over the period, and (ii) the present value of the "terminal value" of MECH's common stock.

         KBW stated that the discounted cash flow analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of MECH's common stock.

         In connection with its opinion dated as of the date of this proxy statement/prospectus, KBW performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. KBW did not perform any analyses in addition to those described above in its December 1, 1999 opinion.

         KBW has been retained by the Board of Directors of MECH as an independent contractor to act as financial adviser to MECH with respect to the merger. KBW as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Webster and MECH and as a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Webster and MECH for KBW's own account and for the accounts of its customers.

         MECH and KBW have entered into a letter agreement dated July 6, 1999 relating to the services to be provided by KBW in connection with the merger. MECH has agreed to pay KBW a cash fee, referred to as the contingent fee, equal to 1.00% of the market value of the aggregate consideration received by shareholders of MECH. MECH has agreed to pay this fee as follows:

$200,000 at the time the merger is announced, an additional cash fee of $200,000 at the time of the mailing of the proxy materials to holders of MECH's common stock, and the balance of the contingent fee at the time the merger closes. Pursuant to the KBW engagement agreement, MECH also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, MECH made representations and warranties to Webster. The material representations and warranties of MECH are the following:

         o the proper organization and good standing of MECH, MS Bank and Mechanics Investment Services, Inc.;

         o    insurance of the MS Bank's deposit accounts by the FDIC;

         o capitalization of MECH and ownership of shares of MS Bank and other MECH subsidiaries;

         o the existence of corporate power and authority of MECH and MS Bank to execute, deliver and perform its various obligations under the transaction documents;

         o board approval of the merger agreement, bank merger agreement and option agreement;

         o a listing of all consents and approvals required to complete the merger;

         o accurate disclosure of loan portfolio and timely filing of reports;

         o    proper presentation of financial statements;

         o MECH's filings with the SEC comply in all material respects with applicable requirements;

         o no broker's fees other than a financial advisor fee to Keefe, Bruyette & Woods;

         o    the absence of any material adverse change in MECH;

         o    the absence of legal proceedings;

         o    timely filing of tax returns and absence of tax claims;

         o existence of employee benefit plans and material compliance with applicable law;

         o    existence of material contracts and their effectiveness;

         o    absence of regulatory agreements with banking regulators;

         o    material compliance with environmental law;

         o    adequacy of loss reserves;

         o existence of properties and assets, absence of encumbrances, and existence of good title;

         o    existence of insurance policies;

         o    operations in material compliance with applicable laws;

         o    existence of loans,  their  material  compliance  with  applicable
              laws,  proper   organization  of  loan  information,   and  proper
              perfection of security interests;

         o receipt of stockholder agreements by affiliates of MECH with regard to supporting the merger agreement and limiting transfer of shares of MECH's common stock owned;

         o absence of MECH or its directors' and affiliates' ownership of Webster common stock, except as listed in the disclosure schedule;

         o    Year 2000 compliance;

         o    absence  of  any  material   undisclosed   liability   related  to
              intellectual property;

         o accuracy of information regarding MECH to be included in this document; and


         o    receipt of the fairness opinion of Keefe, Bruyette and Woods.


         In the merger agreement, Webster made representations and warranties to MECH. The material representations and warranties of Webster are the following:

         o    the proper  organization  and good standing of Webster and Webster
              Bank;

         o    capitalization of Webster and ownership of shares of Webster Bank;

         o    existence of corporate power and authority to execute, deliver and
              perform  Webster's  and  Webster  Bank's   obligations  under  the
              transaction documents;

         o a listing of all regulatory consents and approvals to complete the merger;

         o    proper presentation of financial statements;

         o Webster's filings with the SEC comply in all material respects with applicable requirements;

         o    absence of material regulatory agreements or legal proceedings;

         o    absence of any material adverse change in Webster;

         o    compliance with applicable laws; and

         o    Year 2000 compliance.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

         Before or after MECH stockholders approve the merger agreement, it may be terminated:

         o    by mutual written consent of Webster and MECH;

         o    by Webster or MECH if:

              o 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request unless action is taken during the 30 day period for a rehearing or to file an amended application;

              o the merger has not taken place on or before August 31, 2000, unless the failure to complete the merger by that date is due to the terminating party's failure to perform its obligations in the merger agreement; or

              o    MECH's shareholders do not approve the merger agreement;

         o by Webster, provided that Webster is not in breach of any representation, warranty or covenant contained in the merger agreement, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by MECH, if the breach or breaches would entitle Webster not to consummate the merger if the breach occurred or continued on the date of the closing of the merger and the breach is not cured within 30 days after receiving written notice of the breach;

         o by MECH, provided that MECH is not in breach of any representation, warranty or covenant contained in the merger agreement, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Webster, if the breach or breaches would entitle MECH not to consummate the merger if the breach occurred or continued on the date of the closing of the merger and the breach is not cured within 30 days after receiving written notice of the breach; and

         o by Webster, if MECH fails to call and hold within 40 days of the effectiveness of the registration statement filed with the SEC a meeting of MECH shareholders to approve the merger agreement, fails to recommend that MECH shareholders approve the merger and merger agreement or fails to oppose a competing third party proposal.

         In addition, the merger agreement provides MECH with a termination right during the 10-day period starting two days after we receive approval of the merger from the OTS, if both of the following conditions are met:

         o the average closing price of Webster's common stock (the "Webster closing price") on Nasdaq over the twenty days ending on the date of OTS approval (the "measurement period") is less than $21.30 (product of 0.80 and $26.63, the November 30, 1999 closing price); and

         o the ratio of Webster's closing price to $26.63 (the closing price of Webster's common stock on November 30, 1999, the last Nasdaq trading date before we executed the merger agreement), is more than 0.15 less than the ratio of the average price over the measurement period of an index of Webster peer financial institutions (the "index group") to the price of that index on November 30, 1999.

         For five days after Webster receives notice that MECH intends to exercise its termination right, Webster can opt to increase the exchange ratio according to a formula in the merger agreement. This formula generally provides for an increase with the effect that the dollar value of the revised merger consideration per share of MECH's common stock, based on the Webster closing price, would be equal to the value that would have been received by a MECH shareholder if the Webster closing price was the minimum necessary so that one of the two conditions described above would not have been met. If Webster elects to increase the exchange ratio according to this formula, then MECH will no longer have its right to terminate the merger agreement and the exchange ratio will be revised accordingly. Because the formula is dependent on the future price of Webster's common stock and that of the index group, it is not possible presently to determine what the adjusted conversion ratio would be, but, in general, the ratio would be increased and, consequently, more shares of Webster's common stock issued, to take into account the extent the average price of Webster's common stock exceeded the decline in the average price of the common stock of the index group.

         The price of the index group on any date is determined based on the weighted average closing prices on that date of the bank and savings and loan holding companies to be agreed upon. The weightings are based on the number of outstanding shares of each of the companies. The companies comprising the index group, and their weightings, are as follows:


Company                                            Symbol                                  Weighing (%)
-------                                            ------                                  ------------

Peoples Heritage Financial Group, Inc.             PHBK                                    11.67%
Astoria Financial Corporation                      ASFC                                    11.60
Valley National Bancorp                            VLY                                     10.48
Roslyn Bancorp, Inc.                               RSLN                                     9.58
People's Bank (MHC)                                PBCT                                     9.23
Fulton Financial Corporation                       FULT                                     9.16
Commerce Bancorp, Inc.                             CBH                                      8.53
Chittenden Corporation                             CHZ                                      6.33
Independence Community Bancorp                     ICBC                                     5.70
Staten Island Bancorp, Inc.                        SIB                                      5.17
Susquehanna Bancshares, Inc.                       SUSQ                                     4.33
Queens County Bancorp, Inc.                        QCSB                                     4.22
Richmond County Financial Corp.                    RCBK                                     4.01
                                                                                           -----
                                                                                           100.0%


         If:

         o the common stock of any of the companies in the index group stops being publicly traded, or

         o any of the companies in the index group announces a proposal to be acquired, or

         o any of the companies in the index group announces a proposal to acquire another company or companies in transactions with a value of more than 25% of the acquiror's market capitalization on November 30, 1999, that company will be removed from the index group and the weights will be redistributed proportionately among the remaining companies.

         The merger agreement also permits, subject to applicable law, the boards of directors of Webster and MECH to:

         o    amend the merger agreement except as provided below;

         o extend the time for performance of any of the obligations or other acts of the other party;

         o waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or

         o    waive   compliance  with  any  of  the  agreements  or  conditions contained in the merger agreement.

After approval of the merger agreement by MECH's shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to MECH's shareholders under the merger agreement.

FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses the material federal income tax consequences of the merger to MECH shareholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, applicable U.S. Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this document. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of MECH's common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular MECH shareholders in light of their individual circumstances or to MECH shareholders who are subject to special tax rules, including:

         o    tax-exempt organizations;

         o    dealers in securities;

         o    financial institutions;

         o    insurance companies;

         o    non-United States persons;

         o shareholders who acquired shares of MECH's common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

         o    shareholders who are subject to the alternative minimum tax;

         o shareholders who hold shares of MECH's common stock as part of a straddle, hedge, or conversion transaction; and

         o traders in securities who elect to apply a mark-to-market method of accounting.

This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.

         One of the conditions for the merger to take place is that Webster and MECH must receive an opinion from Webster's counsel, Hogan & Hartson L.L.P., dated as of the effective date that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Hogan & Hartson L.L.P. will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, on the assumption that the merger takes place as described in the merger agreement, and on representations to be provided to Hogan & Hartson L.L.P. by Webster and MECH that relate to the satisfaction of specific requirements to a reorganization within the meaning of Section 368(a) of the Code, including limitations on repurchases by Webster of shares of Webster common stock to be issued upon the merger. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the opinion or that these positions will be upheld by the courts if challenged by the Internal Revenue Service. If this opinion is not received, or if the material tax consequences described in the opinion materially differ from the consequences stated below, the merger will not occur unless MECH resolicits its shareholders.

         If, as concluded in the opinion of counsel, the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then:

                (1) Except as discussed in (4) below regarding cash received instead of a fractional share of Webster common stock, a MECH shareholder will recognize no gain or loss upon the exchange of MECH common stock for Webster common stock in the merger.

                (2) The tax basis of Webster common stock received by a MECH shareholder in the merger will be the same as the shareholder's aggregate tax basis in MECH common stock surrendered in exchange therefor.

                (3) The holding period of Webster common stock received by a MECH shareholder in the merger will include the holding period of MECH common stock surrendered in exchange therefor, assuming MECH common stock was held as a capital asset.

                (4) The receipt by a MECH shareholder of cash instead of fractional shares of Webster common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed by Webster. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, subject to the conditions and limitations of Section 302(a) of the Code.

                (5) Neither Webster nor MECH will recognize any gain or loss as a result of the merger.

         Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 31% of any cash payments to which a MECH shareholder or other payee is entitled pursuant to the merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Webster and the exchange agent.

         The federal income tax consequences set forth above are based upon present law and do not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of MECH's common stock. The tax effects that are applicable to a particular holder of MECH common stock may be different from the tax effects that are applicable to other holders of MECH common stock, including the application and effect of state, local and other tax laws other than those pertaining to the federal income tax, and thus, holders of MECH common stock are urged to consult their own tax advisors.

         As described above in the section titled "-- Options," holders of options to purchase MECH common stock that are outstanding at the effective time of the merger will have their MECH options converted into options to purchase shares of Webster common stock. The assumption of the options by Webster should not be a taxable event and former holders of MECH options who hold options to purchase Webster common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their MECH options.

         Holders of MECH options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.


ACCOUNTING TREATMENT


         The merger, if completed, will be treated as a purchase by Webster and MECH for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of MECH will be recorded on the books of Webster at their respective fair values at the time of the consummation of the merger. It is anticipated that any excess of the value of the consideration paid by Webster in the merger over the fair market value of MECH will be amortized over periods ranging from seven to twenty years.


RESALES OF WEBSTER'S COMMON STOCK RECEIVED IN THE MERGER

         Webster is registering the sale of the shares of its common stock to be issued in the merger under the Securities Act. The shares will be freely transferable under the Securities Act, except for shares received by MECH shareholders who are deemed to be affiliates of MECH before the merger and/or affiliates of Webster thereafter. These affiliates only may resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act's registration requirements. This proxy statement/prospectus does not cover any resales of Webster's common stock by Webster or MECH affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with MECH or Webster, and may include officers or directors, as well as principal shareholders of MECH or Webster.

EMPLOYEE BENEFITS

         To the extent permissible under applicable law, MS Bank employees who become employees of Webster Bank at the effective time generally will be given credit for service at MECH or MS Bank for the following purposes:


         o eligibility to participate in and the satisfaction of vesting requirements (but not for benefit accrual purposes) under the Webster Bank 401(k) savings plan and the Webster Bank defined benefit pension plan (but not for any purpose under the Webster employee stock ownership plan), and


         o eligibility to participate in and levels of benefits under the Webster welfare benefit and vacation plans.

Employees of MECH and MS Bank who become employees of Webster or Webster Bank will be eligible immediately to participate in Webster or Webster Bank's health and welfare plans on the same basis that they were eligible under the former corresponding MECH and MS Bank plans and restrictions relating to preexisting conditions will be waived for such employees and their covered dependents.

         In addition, following the effective time, Webster will provide full time MECH and MS Bank employees whose employment is terminated within one year of the effective date by Webster with severance payments equal to that provided by MECH, MS Bank, Webster or Webster Bank prior to December 1, 1999, whichever provides the greater benefits to the employee.

         Webster Bank will offer employment with reasonably comparable positions and compensation to all non-managerial branch personnel of MS Bank. Further, Webster Bank will offer to MECH or MS Bank employees who are not retained opportunities for employment with Webster Bank as vacancies occur, subject to such employee's qualifications. Webster has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with directors and employees of MECH and MS Bank that were disclosed to Webster prior to the execution of the merger agreement.

DISSENTERS' APPRAISAL RIGHTS

         Under Section 33-856 of the Connecticut Business Corporation Act, when shareholder approval is required for a merger under Section 33-817 of the Connecticut Business Corporation Act, a shareholder who dissents from the merger is entitled to assert dissenters' rights under Sections 33-855 to 33-872 of the Connecticut Business Corporation Act. In this section, we use the term dissenters' rights to refer to the rights set forth in those sections of the Connecticut Business Corporation Act. Because shareholder approval is required for the merger of Webster Financial and MECH under Section 33-817, you are entitled to dissent from the merger. In accordance with Sections 33-855 through 33-872, if the merger takes place, MECH shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut Business Corporation Act. Fair value means the value of the shares immediately before the merger takes place, excluding any increase or decrease in value in anticipation of the merger.

         This section presents a brief summary of the procedures set forth in Sections 33-855 to 33-872 which must be followed if you wish to dissent from the merger and demand the purchase of your shares at their fair value. A complete text of these sections is attached to this proxy statement/prospectus as Appendix B. Dissenting shareholders are advised to seek independent counsel concerning exercising their dissenters' rights. This proxy statement/ prospectus constitutes notice to holders of shares of MECH's common stock concerning the availability of dissenters' rights under Sections 33-855 to 33-872 of the Connecticut Business Corporation Act.

         Dissenting shareholders must satisfy all of the conditions of Sections 33-855 to 33-872:

         o Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each dissenting shareholder must give written notice to the Secretary of MECH of the shareholder's intent to demand payment for his or her shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value within the meaning of Sections 33-855 to 33-872.

         o A dissenting shareholder may NOT vote for approval of the merger agreement. If a MECH shareholder returns a signed proxy but does not specify in the proxy a vote against adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that MECH shareholder to have his shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a shareholder's rights.

After the vote is taken at the shareholder meeting, if the merger is approved, no later than 10 days after the merger takes place, a dissenters' notice will be sent to each dissenting shareholder who has given the written notice described above and did not vote in favor of the merger. The dissenters' notice will state the results of the vote on the merger agreement, where the payment demand must be sent, and where and when share certificates must be deposited. It will set a date, not fewer than thirty nor more than sixty days after delivery of the notice, by which the payment demand must be received from the dissenting shareholder. The notice will include a form for demanding payment that will require the dissenting shareholder to certify whether or not the shareholder acquired beneficial ownership of the shares before December 2, 1999. Please note that shares acquired after December 2, 1999, referred to in this section as after acquired shares, may be subject to different treatment in accordance with
Section 33-867 of the Connecticut Business Corporation Act than shares acquired before that date.

         A dissenting shareholder who receives a dissenters' notice must comply with the terms of the notice. A dissenting shareholder who does so by demanding payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before December 2, 1999 will retain all other rights of a shareholder until these rights are canceled or modified by the merger. A dissenting shareholder who receives a dissenters' notice and does not comply with the terms of the notice is not entitled to payment for his shares under Sections 33-855 to 33-872 of the Connecticut Business Corporation Act.

         Dissenters' rights under Sections 33-855 through 33-872 may be asserted either by a beneficial shareholder or a record shareholder. A record shareholder may assert dissenters' rights as to fewer than every share registered in his name only if he dissents for all shares beneficially owned by any one person. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he submits the shareholder of record's written consent before or at the time he asserts dissenters' rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote.

         After the merger takes place, or upon receipt of a payment demand, Webster will pay each dissenting shareholder who complied with the terms of the dissenters' notice the amount Webster estimates to be the fair value of the shares, plus accrued interest. Within 30 days of payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the shareholder may notify Webster in writing of his own estimate of the fair value of the shares and interest due. If this kind of claim is made by a dissenting shareholder, and it cannot be settled, Webster will petition the court to determine the fair value of the shares and accrued interest within 60 days after receiving the payment demand.

         The costs and expenses of a court proceeding will be determined by the court and generally will be assessed against Webster, but these costs and expenses may be assessed as the court deems equitable against any or all dissenting shareholders who are parties to the proceeding if the court finds the action of the dissenting shareholders in failing to accept Webster's offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the parties.

         All written notices of intent to demand payment of fair value should be sent or delivered to Lael K. Noel, Corporate Secretary, MECH Financial, Inc., 100 Pearl Street, Hartford, Connecticut 06103. MECH suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.

         Holders of shares of MECH's common stock considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Sections 33-855 to 33-872 could be more, the same, or less than the merger consideration they are entitled to receive under the merger agreement if they do not demand the purchase of their shares at fair value. Also, shareholders should consider the federal income tax consequences of exercising dissenters' appraisal rights.

         This summary is not a complete statement of the provisions of the Connecticut Business Corporation Act relating to the rights of dissenting holders of shares of MECH's common stock and is qualified in its entirety by reference to Sections 33-855 through 33-872 of the Connecticut Business Corporation Act, which are attached as Appendix B to this document. Holders of shares of MECH's common stock intending to demand the purchase of their shares at fair value are urged to review Appendix B carefully and to consult with legal counsel so as to be in strict compliance with the requirements for exercising dissenters' rights.

INTERESTS OF MECH DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER THAT ARE DIFFERENT THAN YOURS

         In considering the recommendation of the MECH board of directors, the MECH shareholders should be aware that certain members of MECH's senior management and of the MECH board of directors have interests in the transaction that are different from, or in addition to, the interests of shareholders generally. The MECH board of directors knew about these additional interests and considered them when approving the merger agreement.

         Webster has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with directors and employees of MECH and MS Bank to the extent that these contracts do not provide for any payments that are not deductible or that constitute parachute payments under the Internal Revenue Code of 1986, as amended, referred to in this section as the Code.

         EXISTING CHANGE IN CONTROL AGREEMENTS. MECH and MS Bank have entered into agreements with eight executives providing for payments following a termination of employment or specified other events, after a change in control occurs. The change in control agreements are with the following MECH executive officers:

       NAME                                   TITLE
       ----                                   -----
Edgar C. Gerwig               Chairman, President and Chief Executive Officer
Thomas  M. Wood               Executive Vice President and Treasurer
Richard W. Stout, Jr.         Executive Vice President
Eugene B. Marinelli           Senior Vice President
Mary D. Negro                 Senior Vice President
Brian A. Orenstein            Senior Vice President and Controller
Gary J. Roman                 Senior Vice President
Gregory A. White              Senior Vice President

         Each of these agreements provides that if there is a "change in control" of MECH, while the executive is a full time officer of MECH, the executive is entitled to receive within 90 days following the date of the change of control, a severance payment in the form of a lump sum cash payment equal to three times the greater of:

         o the executive's compensation for services rendered for the last full calendar year immediately preceding the change in control, or

         o the executive's average annual compensation with respect to the three most recent taxable years ending before the date on which the change of control occurs.

For the purposes of the change in control agreements, compensation includes the amount of base salary and bonus, if any, paid to the executive by MECH and MS Bank, including any and all amounts that may have been deferred by the executive under deferral plans or long-term compensation plans. In no event shall the severance amount exceed one dollar less than an aggregate amount which would cause all or any portion of the severance amount to be deemed a "parachute payment" under Section 280G of the Code.

         The merger will constitute a change in control for purposes of the retention agreements. For purposes of the change of control with each of these MECH executives employment will be deemed to have been terminated other than for cause upon completion of the merger. The executed letter agreements between Messrs. Orenstein, Stout and Wood, respectively, and Webster will then supersede the corresponding change of control agreements. See "-- Letter Agreements with Webster."

         LETTER AGREEMENTS WITH WEBSTER. In connection with the signing of the merger agreement, Webster entered into letter agreements with each of Messrs. Orenstein, Stout and Wood. Under the letter agreements, each of the executives agrees, for a period of nine months commencing on the day following the effective time of the merger, to:

         o hold in a fiduciary capacity for the benefit of Webster and its affiliates, and not disclose, any and all secret or confidential information, knowledge or data relating to Webster or MECH obtained by the executive during his employment by Webster or MECH;

         o not employ or solicit the employment of any person who was during the previous twelve months an employee, representative, officer or director of Webster;

         o not attempt to persuade any Webster client or customer to cease to do business or to reduce the amount of business the client or customer has customarily done or contemplates doing with Webster, and not to solicit the business of any Webster client or customer other than on behalf or for the benefit of Webster; and

         o not engage in or become associated with the banking business or competitive industry in any county in Connecticut, excluding New London County for Mr. Stout, other than through employment with Webster.

         The letter agreements provide that, upon completion of the merger, each executive will be deemed to have been terminated other than for cause for purposes of the MECH change in control agreements described above, and will receive payments based on the executive's rights under the change in control agreement and in consideration for the non-competition and other restrictions described above. The aggregate amount payable to the executives as a group under their letter agreements is $461,641. If any payment to an executive under his letter agreement or otherwise is determined to be subject to the excise tax under Section 4999 of the Code, Webster will make additional payments such that the amount retained by the executive after application of the excise tax and federal and state income taxes will equal the total payments amount the executive would have retained under the letter agreement.

         CONSULTING AGREEMENT WITH WEBSTER. In connection with the signing of the merger agreement, Webster entered into a consulting agreement with Mr. Edgar
C. Gerwig. Under the consulting agreement, Mr. Gerwig agrees for a period of six months to commence immediately following the effective time of the merger to
provide   advisory  and  consulting   services  to  Webster  as  an  independent
contractor.

         The consulting agreement provides that, upon completion of the merger, Mr. Gerwig will be deemed to have been terminated other than for cause for purposes of the MECH change in control agreements described above, and will receive payments based on his rights under the change in control agreement and in consideration for the non-competition and other restrictions described above.

         MECH STOCK OPTIONS. Pursuant to the merger agreement, upon consummation of the merger, each outstanding option or other right to acquire shares of MECH's common stock (whether or not vested) will cease to represent the right to acquire shares of MECH's common stock and will be converted into and become a right with respect to Webster's common stock.

         BOARD MEMBERSHIP. As of the completion of the merger, Webster will invite Edgar C. Gerwig from the MECH board of directors to serve as an additional member of Webster's board of directors for a period to terminate at the annual meeting of Webster's shareholders which takes place after one year from the completion of the merger; provided however, that Webster shall have no obligation to invite Mr. Gerwig to serve on the Webster board of directors if Mr. Gerwig is not both President of MECH and a member in good standing of MECH's board of directors immediately prior to the effective time. Additionally, Mr. Gerwig shall also be invited to serve as an additional member of Webster Bank's board of directors for a period to terminate at the annual meeting of Webster Bank's shareholders which takes place three years after the completion of the merger; provided however, that Webster Bank shall have no obligation to invite Mr. Gerwig to serve on the Webster Bank board of directors if Mr. Gerwig is not both President of MECH and a member in good standing of MECH's board of directors immediately prior to the effective time.

         INDEMNIFICATION. In the merger agreement, Webster agreed to indemnify, defend and hold harmless each person who is, has been, or before the completion of the merger becomes, a director, officer or employee of MECH to the fullest extent permitted under applicable law and Webster's certificate of incorporation and bylaws or the federal stock charter and by-laws of Webster Bank, for any claims made against the person because he or she is or was a director, officer or employee of MECH or in connection with the merger agreement. Webster also agrees to cover for a period of three years after the completion of the merger the officers and directors of MECH under either MECH's policy in existence on December 1, 1999, the date of the merger agreement, or under a directors' and officers' liability insurance policy of substantially the same coverage and amounts for a total premium cost of not more than 200% of the current amount expended by MECH to maintain this insurance.

OPTION AGREEMENT

         As a condition of and inducement to Webster's entering into the merger agreement, Webster and MECH have also entered into an option agreement. Under the option agreement, MECH granted Webster an option, referred to in this section as the "MECH option," which entitles Webster to purchase, subject to the terms of the option agreement, up to 994,150 shares of MECH's common stock which is equal to approximately 19.99% of the total number of shares of MECH's common stock then outstanding at a price per share of $34.50. That price is subject to adjustment in specified circumstances. The MECH option is intended to discourage the making of alternative acquisition-related proposals and, under specified circumstances, may significantly increase the cost to a potential third party of acquiring MECH compared to its cost had MECH not entered into the option agreement. Therefore, the MECH option is likely to discourage third parties from proposing a competing offer to acquire MECH even if the offer involves a higher price per share for MECH's common stock than the per share consideration to be paid under the merger agreement.

         The following brief summary of the option agreement is qualified in its entirety by reference to the option agreement. A copy of the option agreement, as well as the other documents described in this document, will be provided to you without charge if you call or write to James M. Sitro, Senior Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

         Subject to applicable law, regulatory restrictions and MECH's certificate of incorporation, Webster may exercise the MECH option, in whole or in part, following the occurrence of both a preliminary purchase event and a purchase event both as defined below. A preliminary purchase event means, in substance:

         o the entry by MECH, without the prior written consent of Webster, into a letter of intent or definitive agreement to engage in an acquisition transaction, as defined below, with any third party;

         o the acquisition of any other person of beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of MECH's common stock;

         o any third party makes a proposal, which is or becomes public, to MECH or its shareholders to enter into an acquisition transaction;

         o a third party files a regulatory application with regard to an acquisition transaction with MECH;

         o MECH willfully breaches the merger agreement permitting Webster to terminate thereunder; or

         o for any reason whatsoever, MECH's board of directors fails to recommend, withdraws or modifies its recommendation that MECH's shareholders approve the merger agreement or if the board fails to oppose a competing acquisition transaction.

         A purchase event, as defined in the option agreement includes either:

         o the acquisition by any person of beneficial ownership of 25% or more of the then outstanding common stock of MECH;

         o entering into an agreement to enter into an acquisition transaction, as defined in the next paragraph, except that the percentage referred to in that definition is 25% instead of 10%; or

         o termination of the merger agreement by Webster due to willful or intentional breach by MECH.

         For   purposes  of  the  option   agreement,   the  term   "acquisition
transaction" means:

         o a merger, acquisition, consolidation or other business combination involving MECH or its subsidiaries,

         o a purchase, lease or other acquisition of all or substantially all of the assets of MECH or its subsidiaries, or

         o a purchase or the acquisition, including through merger, consolidation, share exchange or otherwise, of beneficial ownership of securities representing 10% or more of the voting power of MECH.

         The MECH option terminates and, thus, may no longer be exercised by Webster upon the occurrence of any of the following events:

         o    the completion of the merger;

         o 12 months after the first occurrence of a purchase event, as defined above;

         o 12 months after the termination of the merger agreement following the occurrence of a preliminary purchase event, as defined above, unless Webster terminated the agreement as a result of a willful or intentional material breach of any representation, warranty, covenant or agreement by MECH, or if the MECH board of directors fails to take some necessary action or MECH enters into an acquisition transaction with a third party. In such case, the option will terminate 24 months after the termination of the merger agreement;

         o upon termination of the merger agreement, prior to the occurrence of a purchase event or preliminary purchase event, (A) by both parties, if the merger agreement is terminated by mutual written consent; (B) by either Webster or MECH, if the merger agreement has been terminated as a result of regulatory denial or requested withdrawal of a regulatory application; if the merger has not occurred by August 31, 2000; or if the exchange ratio falls below certain thresholds set forth in the merger agreement and Webster does not agree to increase the ratio; or (c) by MECH, if the merger agreement is terminated as a result of a material breach of any representation, warranty, covenant or other agreement Webster;

         o 18 months after the termination of the merger agreement, if the MECH shareholders have failed to approve the merger agreement; or

         o 18 months after the termination of the merger agreement by Webster as a result of material breach of any representation, warranty, covenant or other agreement by MECH, if the breach was not willful or intentional by MECH.

         The MECH option may not be assigned by Webster or MECH to any other person without the express written consent of the other party, except that Webster may assign its rights in whole or in part after the occurrence of a preliminary purchase event, as defined above.

         In the event that before the MECH option is terminated, MECH enters into a letter of intent or definitive agreement:

         o to consolidate or merge with any third party, and MECH is not the continuing or surviving corporation in the consolidation or merger;

         o to permit any third party to merge into MECH, and MECH is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of MECH's common stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of MECH's common stock will represent after the merger less than 50% of the outstanding shares and share equivalents of the merged company; or

         o to sell or otherwise transfer all or substantially all of its assets to any third party.

In that case, then the agreement governing the transaction must make proper provision so that the MECH option will, upon the completion of that transaction, be converted into, or exchanged for, a substitute option, at the election of Webster, of either

         o    the acquiring corporation, or

         o    any person that controls the acquiring corporation.

The substitute option will be exercisable for shares of the issuer's common stock in a number and at an exercise price in accordance with the option agreement and will otherwise have the same terms as the MECH option, except that the number of shares subject to the substitute option may not exceed 19.99% of the issuer's outstanding shares of common stock.

         Upon the occurrence of a purchase event, as defined above, prior to the termination of the option, at the request of Webster, MECH will be obligated to

         o prepare, file and keep current for a period of one year an offering circular which meets the standards of a shelf registration statement filed with the SEC with respect to the shares to be issued upon exercise of the MECH option under applicable federal and state securities laws, and

         o to repurchase the MECH option, and any shares of MECH's common stock thus far purchased pursuant to the MECH option, at prices determined as set forth in the option agreement, except to the extent prohibited by applicable law, regulation or administrative policy.

                           MARKET PRICES AND DIVIDENDS

WEBSTER'S COMMON STOCK

         The table below sets forth the range of high and low sale prices of Webster's common stock as reported on Nasdaq, as well as cash dividends paid during the periods indicated, restated to reflect the two-for-one split of Webster's common stock in April 1998:

                                           Market Price
                                           ------------               Cash
                                         High            Low      Dividends Paid
                                         ----            ---      --------------

Quarter Ended:
     March 31, 1997.................    $20.69         $17.56       $0.10
     June 30, 1997..................     22.88          17.31        0.10
     September 30, 1997.............     29.88          21.69        0.10
     December 31, 1997..............     33.88          28.50        0.10


     March 31, 1998.................     35.00          28.56        0.11
     June 30, 1998..................     36.25          31.44        0.11
     September 30, 1998.............     34.63          20.63        0.11
     December 31, 1998..............     28.13          18.88        0.11


     March 31, 1999.................     31.13          27.44        0.11
     June 30, 1999..................     32.00          26.19        0.12
     September 30, 1999.............     28.81          24.75        0.12
     December 31, 1999..............     28.75          21.88        0.12


     March 31, 2000.................     24.19          20.13        0.14

Period Ended:
     May 9, 2000....................     23.19          20.44          --

         On November 30, 1999, the last trading day before the public announcement of the merger, the closing price of Webster's common stock on Nasdaq was $26.63. On May 9, 2000, the most recent practicable date before the printing of this document, the closing price of Webster's common stock on the Nasdaq was $21.75.


MECH'S COMMON STOCK

         The table below sets forth the range of high and low sale prices of MECH's common stock as reported on the Nasdaq, as well as cash dividends paid during the periods indicated:

                                               Market Price
                                               ------------           Cash
                                             High        Low     Dividends Paid
                                             ----        ---     --------------

Quarter Ended:
   MECHANICS SAVINGS BANK
   STOCK PRICE
     March 31, 1997.................        $19.00     $15.50          $  --
     June 30, 1997..................         19.00      17.00             --
     September 30, 1997.............         26.25      18.88             --
     December 31, 1997..............         28.00      24.00             --
   MECH FINANCIAL STOCK
   PRICE
     March 31, 1998.................        $30.50     $24.13          $  --
     June 30, 1998..................         31.50      27.88           0.15
     September 30, 1998.............         31.81      21.88           0.15
     December 31, 1998..............         29.00      20.63           0.15


     March 31,1999..................        $34.00     $27.88          $0.15
     June 30, 1999..................         37.50      29.75           0.20
     September 30, 1999.............         39.38      33.00           0.20
     December 31, 1999..............         37.31      31.75           0.20


     March 31, 2000.................         35.50      28.88           0.20

Period Ended:
     May 9, 2000....................         34.13      29.69             --

         On November 30, 1999, the last trading day before the public announcement of the merger, the closing price of MECH's common stock on the Nasdaq was $34.50. On May 9, 2000, the most recent practicable date before the printing of this document, the closing price of MECH's common stock on the Nasdaq was $32.19.

                        DESCRIPTION OF CAPITAL STOCK AND
                        COMPARISON OF SHAREHOLDER RIGHTS

         Set forth below is a description of Webster's capital stock, as well as a summary of the material differences between the rights of holders of MECH's common stock and their prospective rights as holders of Webster's common stock. If the merger agreement is approved and the merger takes place, the holders of MECH's common stock will become holders of Webster's common stock. As a result, Webster's restated certificate of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware, referred to in this section as the "Delaware corporation law," will govern the rights of current holders of MECH's common stock. The rights of those shareholders are governed at the present time by the certificate of incorporation and the bylaws of MECH and the applicable provisions of the Connecticut Business Corporation Act.

         The following comparison is based on the current terms of the governing documents of Webster and MECH and on the provisions of the Delaware corporation law. The discussion is intended to highlight important similarities and differences between the rights of holders of Webster's common stock and MECH's common stock.

WEBSTER'S COMMON STOCK

         Webster is authorized to issue 200,000,000 shares of common stock, par value $.01 per share. As of December 31, 1999, 45,103,770 shares of Webster's common stock were outstanding and Webster had outstanding stock options granted to directors, officers and other employees for another 2,924,905 shares of Webster's common stock. Each share of Webster's common stock has the same relative rights and is identical in all respects to each other share of Webster's common stock. Webster's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

         Holders of Webster's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Webster's common stock is not subject to additional calls or assessments by Webster, and all shares of Webster's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of Webster's common stock, its lack of preemptive rights, the classification of Webster's board of directors and provisions of Webster's certificate of incorporation and bylaws that may prevent a change in control of Webster or that would operate only in an extraordinary corporate transaction involving Webster or its subsidiaries, see "-- Restated Certificate of Incorporation and Bylaw Provisions."

         Holders of Webster's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of Webster out of any assets legally available for distribution. No dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over Webster's common stock. In addition, as described below, the indenture for Webster's senior notes places restrictions on Webster's ability to pay dividends on its common stock. See "-- Senior Notes."

         In the unlikely event of any liquidation, dissolution or winding up of Webster, the holders of Webster's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Webster available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Webster and after the liquidation preferences of all outstanding shares of any class of stock having preference over Webster's common stock have been fully paid or set aside.

MECH'S COMMON STOCK

         The certificate of incorporation of MECH authorizes 15,000,000 shares of MECH's common stock, par value $.01 per share, of which 5,045,369 shares were outstanding as of December 31, 1999. In addition, as of December 31, 1999, there were outstanding options to purchase MECH's common stock granted to officers and other employees of MECH for 434,169 shares of MECH's common stock. In addition, options for 994,150 shares of MECH's common stock were granted to Webster in connection with the merger.

         Each share of MECH's common stock also has the same relative rights and is identical in all respects to each other share of MECH's common stock. As with Webster's common stock, MECH's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

         Holders of MECH's common stock also are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of MECH's common stock have distribution and liquidation rights similar to those of holders of Webster's common stock. MECH's common stock is also not subject to additional calls or assessments by MECH, and all shares of MECH's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of MECH's common stock, its lack of preemptive rights and provisions in MECH's certificate of incorporation which may prevent a change in control of MECH, see "--Certificate of Incorporation and Bylaw Provisions."

WEBSTER'S PREFERRED STOCK AND SHAREHOLDER RIGHTS AGREEMENT

         Webster's certificate of incorporation authorizes its board of directors, without further shareholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the board of directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to Webster's common stock.

         Webster's Series C participating preferred stock was authorized in connection with a rights agreement, which was adopted in February 1996 and amended in October 1998. Webster adopted the rights agreement to protect shareholders in the event of an inadequate takeover offer or to deter coercive or unfair takeover tactics. The rights agreement is a complicated document, but, in general, each right entitles a holder to purchase for $100, 1/1,000th of a share of series C preferred stock upon the occurrence of specified events. As of the date of this document, no shares of Webster's Series C preferred stock have been issued.

         The rights will be distributed upon the earliest of:

         o 10 business days following a public announcement that a person or group of affiliated or associated persons (referred to in this discussion as an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Webster's common stock,

         o 10 business days following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group beneficially owning 15% or more of such outstanding shares of Webster's common stock, or

         o 10 business days after the Webster board has declared any person to be an adverse person (as explained in the next paragraph).

         The Webster board, by a majority vote, shall declare a person to be an "adverse person" upon making:

         o a determination that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Webster's common stock (provided that this determination will not be effective until the person has become the beneficial owner of 10% or more of the outstanding shares of Webster's common stock), and

         o a determination, after reasonable inquiry and investigation, including consultation with anyone as the Webster board deems appropriate, that

              o the beneficial ownership by this person is intended to cause, is reasonably likely to cause or will cause Webster to repurchase Webster's common stock beneficially owned by the person or to cause pressure on Webster to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Webster board believes that the best long-term interests of Webster and the Webster shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time,

              o the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of Webster's ability to maintain its competitive position) on the business or prospects of Webster or

              o the beneficial ownership is otherwise determined to be not in the best interests of Webster and the Webster shareholders, employees, customers and the communities in which Webster and its subsidiaries do business.

However, the Webster board may not declare a person to be an adverse person if, prior to the time that the person acquired 10% or more of the shares of Webster's common stock then outstanding, the person provided to the Webster board a written statement of the person's purpose and intentions with respect to the acquisition of Webster's common stock, and the Webster board deemed it appropriate not to declare the person an adverse person. The Webster board may impose conditions on its determination (such as the person not acquiring more than a specified amount of Webster's common stock).

         In the event that the Webster board determines that a person is an adverse person or a person becomes the beneficial owner of 15% or more of the then outstanding shares of Webster's common stock, each holder of a right, will have the right to receive:

         o upon exercise and payment of the exercise price, Webster's common stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to two times the exercise price of the right or

         o at the discretion of the Webster board, upon exercise and without payment of the exercise price, Webster's common stock (or, in certain circumstances, cash, property or other securities of Webster) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under the bullet point above.

The rights are not exercisable until distributed and will expire at the close of business on February 4, 2006, unless earlier redeemed by Webster as described below. A copy of the Webster rights agreement has been filed with the SEC. See "Where You Can Find More Information" for information on where you can obtain a copy. A copy of the Webster rights agreement also is available free of charge from Webster. This summary description of the Webster rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

MECH'S PREFERRED STOCK

         MECH's certificate of incorporation authorizes 1,000,000 shares of serial preferred stock, par value $.01 per share. None are outstanding.

WEBSTER'S SENIOR NOTES

         The 8 3/4% Senior Notes due on June 30, 2000 were issued by Webster in an aggregate principal amount of $40,000,000 under an indenture, dated as of June 15, 1993, between Webster and Chemical Bank, as trustee. Chemical Bank is now known as The Chase Manhattan Bank. Particular provisions of the indenture are summarized below because of their impact on Webster's common stock. The senior notes bear interest at 8 3/4% payable semi-annually on each June 30 and December 30 until maturity on June 30, 2000. The senior notes are unsecured general obligations only of Webster and not of its subsidiaries. The senior notes may not be redeemed by Webster prior to June 30, 2000. The indenture contains covenants that limit Webster's ability at the holding company level to incur additional funded indebtedness, to make restricted distributions, to engage in specified dispositions affecting Webster Bank or its voting stock, to create specified liens upon Webster's assets at the holding company level, including a negative pledge clause, and to engage in mergers, consolidations, or a sale of substantially all of Webster's assets unless specified conditions are satisfied. The indenture does not affect Webster's ability to consummate the merger with MECH. The indenture also requires that Webster maintain a specified level of liquid assets at the holding company level.


         RESTRICTIONS ON ADDITIONAL INDEBTEDNESS. The indenture limits the amount of funded indebtedness which Webster may incur or guarantee at the holding company level. Funded indebtedness includes any obligation of Webster with a maturity in excess of one year for borrowed money, for the deferred purchase price of property or services, for capital lease payments, or related to the guarantee of these kinds of obligations. Webster may not incur or guarantee any funded indebtedness if, immediately after giving effect to it, the amount of funded indebtedness of Webster at the holding company level, including the senior notes, would be greater than 90% of Webster's consolidated net worth. As of December 31, 1999, Webster's consolidated net worth was $636 million and it had $79 million of funded indebtedness.


         RESTRICTED  DISTRIBUTIONS.   Under  the  indenture,  Webster  may  not,
directly or indirectly, make any restricted distribution, except in capital stock of Webster, if, at the time or after giving effect to the distribution:

         o an event of default has occurred and is continuing under the indenture;

         o    Webster  Bank  would  fail to meet any of the  applicable  minimum
              capital   requirements   under   Office  of   Thrift   Supervision
              regulations;

         o    Webster would fail to maintain  sufficient liquid assets to comply
              with  the  terms  of  the  covenant   described  under  "Liquidity
              Maintenance" below; or

         o the aggregate amount of all restricted distributions subsequent to September 30, 1993 would exceed the sum of

              o      $5 million, plus

              o 75% of Webster's aggregate consolidated net income, or if the aggregate consolidated net income is a deficit, minus 100% of the deficit, accrued on a cumulative basis in the period commencing on June 30, 1993 and ending on the last day of the fiscal quarter immediately preceding the date of the restricted distribution, and plus


              o 100% of the net proceeds received by Webster from any capital stock issued by Webster other than to a subsidiary subsequent to September 30, 1993. As of December 31, 1999, Webster had the ability to pay $362 million in restricted distributions.


         Restricted distribution means:

         o any dividend, distribution or other payment on the capital stock of Webster or any subsidiary other than a wholly owned subsidiary, except for dividends, distributions or payments payable in capital stock;

         o any payment to purchase, redeem, acquire or retire any capital stock of Webster or the capital stock of any subsidiary other than a wholly owned subsidiary; and

         o any payment by Webster of principal, whether a prepayment, redemption or at maturity of, or to acquire, any indebtedness for borrowed money issued or guaranteed by Webster, other than the senior notes or under a guarantee by Webster of any borrowing by any employee stock ownership plan established by Webster or a wholly owned subsidiary, except that any payment of, or to acquire, any indebtedness for borrowed money of this kind that is not subordinated to the senior notes will not constitute a restricted distribution if the indebtedness was issued or guaranteed by Webster at a time when the senior notes were rated on the same or higher rating category as the rating assigned to the senior notes by Standard & Poor's at the time the senior notes were issued.

         LIQUIDITY MAINTENANCE. The indenture requires that Webster maintain at all times, on an unconsolidated basis, liquid assets in an amount equal to or greater than 150% of the aggregate interest expense on the senior notes and all other indebtedness for borrowed money of Webster for 12 full calendar months immediately following each determination date under the indenture, provided that Webster will not be required to maintain liquid assets in that amount once the senior notes have been rated BBB- or higher by Standard & Poor's for six calendar months and remain rated in that category.

WEBSTER'S CAPITAL SECURITIES

         In January 1996, Webster raised $100 million through the sale of capital securities that were used for general corporate purposes. Webster formed a business trust for the purpose of issuing capital securities and investing the net proceeds in subordinated debentures issued by Webster.

         Before its acquisition by Webster, Eagle Financial Corp. raised $50 million through the sale of capital securities to be used for general corporate purposes. Eagle also formed a business trust for the purpose of issuing capital securities and investing the net proceeds in the Eagle capital debentures. In connection with the acquisition of Eagle by Webster in April 1998, Webster assumed all of Eagle's rights and obligations with respect to the Eagle capital securities and capital debentures.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

         The following discussion is a general summary of provisions of Webster's certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the certificate of incorporation and bylaws of MECH. The discussion is necessarily general and, for provisions contained in Webster's certificate of incorporation and bylaws or in MECH's certificate of incorporation and bylaws, reference should be made to the documents in question. Some of the provisions included in Webster's certificate of incorporation and bylaws may serve to discourage a change in control of Webster even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of Webster and to discourage other takeover attempts.

         DIRECTORS. Some of the provisions of Webster's certificate of incorporation and bylaws will impede changes in majority control of Webster's board of directors. The certificate of incorporation provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The certificate of incorporation further provides that the size of the board of directors is to be within a 7 to 15 director range. The bylaws currently provide that there are to be 14 directors. The bylaws also provide that:

         o to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years;

         o each director is required to own not less than 100 shares of Webster's common stock; and

         o more than three consecutive absences from regular meetings of the board of directors, unless excused by a board resolution, will automatically constitute a resignation.

Webster's bylaws also contain a provision prohibiting particular contracts and transactions between Webster and its directors and officers and some other entities unless specific procedural requirements are satisfied.

         Like Webster, MECH also has three classes of directors, with directors in each class elected for three-year staggered terms. Unlike Webster, MECH's certificate of incorporation provides that:

         o    directors need not be residents of the State of Connecticut;

         o at the time of election, each director must own in his individual capacity only one or more shares of MECH stock;

         o no director attaining the age of seventy 70 years shall be eligible to be elected; and

         o the position of any director who fails to attend six consecutive meetings of the board shall become vacant if the majority of the board of directors determines that such absence was without good cause.

         Webster's certificate of incorporation and bylaws provide that a vacancy occurring in the board of directors, including a vacancy created by any increase in the number of directors, is to be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Similarly, MECH's bylaws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, although less than a quorum.

         Webster's certificate of incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders called for that purpose and that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting.

         MECH's directors may be removed at any time with cause by the affirmative vote of at least two-thirds of the directors then in office or in accordance with the provisions of the Connecticut Business Corporation Act.

         Webster's bylaws impose restrictions on the nomination by shareholders of candidates for election to the board of directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. The bylaws of MECH contain similar provisions.

         CALL OF SPECIAL MEETINGS. Webster's certificate of incorporation provides that a special meeting of shareholders may be called at any time but only by the Chairman, the President or by the board of directors. Shareholders are not authorized to call a special meeting. MECH's certificate of incorporation contains a similar provision.

         SHAREHOLDER ACTION WITHOUT A MEETING. Webster's certificate of incorporation provides that shareholders may act by written consent without a meeting but only if the vote is unanimous. MECH's certificate of incorporation provides that shareholder action must be effected at a duly called annual or special meeting and may not be effected by written consent.

         LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION. Webster's certificate of incorporation provides that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability:

         o    for  any  breach  of  the  director's   duty  of  loyalty  to  the
              corporation or its shareholders,

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         o for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law, or

         o for any transaction from which a director derived an improper personal benefit.

         MECH's   certificate  of  incorporation   provides  that  the  personal
liability to the corporation or its shareholders of a person who is or was a director of the corporation for monetary damages for breach of duty as a director shall be limited to the amount of compensation received by the director for serving the corporation during the year of the violation if such breach did not:

         o    involve a knowing and culpable violation of law by the director;

         o enable the director or an associate thereof to receive an improper personal economic gain;

         o show lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;

         o    constitute a sustained and unexcused  pattern of inattention  that
              amounted  to  an  abdication  of  the   director's   duty  to  the
              corporation; or

         o    constitute an unlawful distribution.

         Webster's bylaws also provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in those roles with other business organizations or entities, in the event that the person was or is made a party to or is threatened to be made a party to any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding, other than an action by or in the right of Webster, by reason of the fact that the person is or was serving in that kind of capacity for or on behalf of Webster. The bylaws provide that Webster will indemnify any person of this kind against expenses including attorneys' fees, judgments, fines, penalties and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster, and, for any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, the bylaws provide that Webster will indemnify these persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification may be made against expenses for any claim, issue, or matter as to which the person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in Webster's bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for expenses or amounts paid in settlement. In addition, Webster's bylaws permit the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in this kind of capacity for another business organization or entity at Webster's request, against any liability asserted against the person and incurred in that capacity, or arising out of that status, whether or not Webster would have the power or obligation to indemnify him against that kind of liability under the indemnification provisions of Webster's bylaws.

         MECH's bylaws provide that the company shall indemnify its directors, officers, employees and agents to the maximum extent permissible and/or required by applicable law. Under Connecticut law, MECH must indemnify any such persons against reasonable expenses, including attorneys' fees, when that person is successful in defense of a legal suit or proceeding, whether civil, criminal, administrative or investigative. In addition, MECH may indemnify any such person against reasonable expenses, including attorneys' fees, if that person was or is made a party to or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of MECH in which that person was adjudged liable to MECH, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of MECH, and, for any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification under these circumstances may only be made if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of MECH's disinterested directors, by independent legal counsel, or by MECH's shareholders. In addition, Connecticut law allows MECH to purchase and maintain insurance to the same extent allowed by Webster's bylaws.

         CUMULATIVE VOTING. Neither Webster nor MECH shareholders may cumulate voting rights in the election of directors.

         PREEMPTIVE RIGHTS. Both Webster's certificate of incorporation and MECH's certificate of incorporation provide that shareholders do not have any preemptive rights regarding the entity's securities.

         NOTICE OF MEETINGS. Webster's bylaws require that notice be given not less than 20 nor more than 50 days prior to each annual or special meeting of shareholders. MECH's bylaws require that notice of an annual or special meeting be given not less than 10 nor more than 60 days prior to a meeting.

         QUORUM. Webster's bylaws provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. MECH's bylaws provide that the holders of a majority of the issued and outstanding shares of stock of the company entitled to vote at a meeting constitutes a quorum.

         GENERAL VOTE. Webster's bylaws provide that any matter brought before a meeting of shareholders will be decided by the affirmative vote of a majority of the votes cast on the matter except as otherwise required by law or Webster's certificate of incorporation or bylaws. MECH's bylaws contain a similar provision.

         RECORD DATE. Webster's bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for other specified purposes may not be less than 10 nor more than 60 days before the date of the meeting or other action. MECH's bylaws provide that the board of directors may set a record date which shall not be a date earlier than the date on which such action is taken by the board of directors, nor more than 70 nor less than 10 days before the particular event requiring such determination is to occur.

         APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL. Webster's certificate of incorporation prohibits any person, whether an individual, company or group acting in concert, from acquiring beneficial ownership of 10% or more of Webster's voting stock, unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of shareholders held for that purpose and of all required federal regulatory authorities. Also, no person may make an offer to acquire 10% or more of Webster's voting stock without obtaining prior approval of the offer by at least two-thirds of Webster's board of directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the Office of Thrift Supervision. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or employee stock ownership plan or other employee benefit plan of Webster or any of its subsidiaries, and the provisions remain effective only so long as an insured financial institution is a majority-owned subsidiary of Webster. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by Webster, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of the sale.

         MECH's certificate of incorporation provides a similar prohibition with regard to the acquisition of shares. However, MECH's certificate does not require an affirmative vote of the board of directors before an offer is made, but rather requires that the offeror notify the board of directors in writing of its intention to make an offer and that the board of directors has not, within 15 days after receipt of such notice, disapproved such offer before the offer is made.

         PROCEDURES FOR BUSINESS COMBINATIONS. Webster's certificate of incorporation requires that business combinations between Webster or any majority-owned subsidiary of Webster and a 10% or more shareholder or its affiliates or associates, referred to collectively in this section as the interested shareholder, either be approved by at least 80% of the total number of outstanding shares of voting stock of Webster, or be approved by at least two-thirds of Webster's continuing directors, which means those directors unaffiliated with the interested shareholder and serving before the interested shareholder became an interested shareholder, or meet specified price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested shareholder when it acquired its block of stock. The types of business combinations with an interested shareholder covered by this provision include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an interested shareholder; and any reclassification of securities, recapitalization of Webster or any merger or consolidation of Webster with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the interested shareholder. Webster's restated certificate of incorporation excludes employee stock purchase plans and other employee benefit plans of Webster and any of its subsidiaries from the definition of interested shareholder. MECH's certificate of incorporation contains a similar provision.

         ANTI-GREENMAIL. Webster's certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before Webster may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% or more of Webster's voting stock, if the holder has owned the shares for less than two years. Any shares beneficially held by the person are required to be excluded in calculating majority shareholder approval. This provision would not apply to a pro rata offer made by Webster to all of its shareholders in compliance with the Securities Exchange Act of 1934 and the rules and regulations under that statute or a purchase of voting stock by Webster if the board of directors has determined that the purchase price per share does not exceed the fair market value of that voting stock.

         MECH's certificate of incorporation contains a similar provision, except that the applicable percentage is 3% and it does not contain the market value exception described above.

         CRITERIA FOR EVALUATING OFFERS. Webster's certificate of incorporation provides that the board of directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which its subsidiaries operate or are located, as well as on the ability of its subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations.

         MECH's certificate of incorporation provides that the board of directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the long-term as well as the short-term interests of the corporation, the interests of the shareholders, long-term as well as short-term, including the possibility that those interests may be best served by the continued independence of the corporation, the interests of the corporation's employees, customers, creditors and suppliers, and community and societal considerations including those of any community in which any office or other facility of the corporation is located.

         AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to Webster's certificate of incorporation must be approved by at least two-thirds of Webster's board of directors at a duly constituted meeting called for that purpose and also by shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to amend the provisions regarding amendment of the certificate of incorporation, directors, bylaws, approval for acquisitions of control and offers to acquire control, criteria for evaluating offers, the calling of special meetings of shareholders, greenmail, and shareholder action by written consent. In addition, the provisions regarding business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Webster's bylaws may be amended by the affirmative vote of at least two-thirds of the board of directors or by shareholders by at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for that purpose.

         Generally, amendments to MECH's certificate of incorporation must be approved by at least a majority of MECH's board of directors and also by shareholders by the affirmative vote of a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however that the provisions in MECH's certificate of incorporation concerning business combinations, special meeting of shareholders, vacancies on the board, director liability, removal of directors, nominations for director, action by shareholders, greenmail, approval for certain acquisitions and offers to acquire voting stock, considerations for merger, consolidation or other offers, and limitations on certain combination transactions may not be repealed or amended in any respect and no article imposing cumulative voting in the election of directors may be added, unless such action is approved by the affirmative vote of the holders of not less than 60% of the voting power of the issued and outstanding shares of the corporation entitled to vote for the election of directors, and if there is an interested shareholder, the affirmative vote of not less than 60% of the voting power of the issued and outstanding shares of the corporation entitled to vote for the election of directors held by shareholders other than the interested shareholder. In general, an interested shareholder is someone or a group which owns and/or has the right to acquire ten percent or more of MECH's common stock.

         MECH's bylaws may be altered or amended by the board at any meeting by a majority vote of the directors on the entire board or at any meeting of the shareholders by a majority in interest of the stock entitled to vote, provided however, that in order to amend or repeal or to adopt any provision inconsistent with certain provisions of the articles concerning shareholders' meetings, directors or concerning amendment of bylaws, any vote of shareholders shall require the affirmative vote of the holders of at least 60% of the voting power of all of the issued and outstanding shares of the company then entitled to vote for the election of directors, and if there is an interested shareholder, the affirmative vote of 60% of the voting powers of all of the issued and outstanding shares of the company entitled to vote for the election of directors held by shareholders other than the interested shareholder, and any action of directors shall require the affirmative vote of a majority of the directors then in office.

APPLICABLE LAW

         The following discussion is a general summary of particular federal and state statutory and regulatory provisions that may be deemed to have an anti-takeover effect.

         DELAWARE TAKEOVER STATUTE. Section 203 of the Delaware corporation law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by the corporation and some of its shareholders.
Section 203 provides, in essence, that a shareholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute and that person's affiliates and associates, referred to in this section as an interested stockholder, but less than 85% of its shares may not engage in specified business combinations with the corporation for a period of three years after the date on which the shareholder became an interested stockholder unless before that date the corporation's board of directors approved either the business combination or the transaction in which the shareholder became an interested stockholder or at or after that time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Section 203 defines the term business combination to include a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, consolidations, specified types of asset sales, specified issuances of additional shares to the interested stockholder, transactions with the corporation which increase the proportionate interest of the interested stockholder or transactions in which the interested stockholder receives specified other benefits.

         CONNECTICUT TAKEOVER STATUTE AND REGULATORY RESTRICTIONS ON ACQUISITIONS OF STOCK. Section 33-844 of the Connecticut Business Corporation Act applies to Connecticut corporations with a class of voting stock registered on a national securities exchange and restricts transactions which may be entered into by the corporation and some of its shareholders. Section 844 provides, in general, that a shareholder acquiring more than 10% of the outstanding voting stock of a corporation subject to the statute and that person's affiliates and associates, referred to in this section as an interested shareholder, may not engage in specified business combinations, as discussed below, with the corporation for a period of five years after the date on which the shareholder became an interested shareholder unless the business combination is approved by the corporation's board of directors and a majority of the non-employee directors of the Company. Section 843 defines the term business combination to include a wide variety of transactions with or caused by an interested shareholder or its affiliates in which the interested shareholder receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, consolidations, specified types of asset sales, specified issuances of additional shares to the interested stockholder, transactions with the corporation which increase the proportionate interest of the interested shareholder or transactions in which the interested shareholder receives specified other benefits.

         Connecticut banking statutes prohibit any person from directly or indirectly offering to acquire or acquiring voting stock of a Connecticut-chartered savings bank, like MS Bank, a federal savings bank having its principal office in Connecticut, like Webster Bank, or a holding company of that kind of entity, like MECH or Webster, that would result in the person becoming, directly or indirectly, the beneficial owner of more than 10% of any class of voting stock of that entity unless the person had previously filed an acquisition statement with the Connecticut Commissioner of Banking and the offer or acquisition has not been disapproved by the Connecticut Commissioner.

         FEDERAL LAW. Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company of an insured institution, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of Webster and Webster Bank, the appropriate federal banking agency is the Office of Thrift Supervision and in the case of MECH and MS Bank, the appropriate federal banking agency is the Board of Governors of the Federal Reserve System or the FDIC. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution's voting securities and other conditions are present. The Office of Thrift Supervision, the FDIC or the Board of Governors of the Federal Reserve System may prohibit the acquisition of control if the agency finds, among other things, that:

         o the acquisition would result in a monopoly or substantially lessen competition;

         o the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

         o the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.

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

                       WHERE YOU CAN FIND MORE INFORMATION

         Webster and MECH file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Webster or MECH files with the SEC at the SEC's Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Webster can be found on the Internet at http://www.wbst.com. MECH can be found on the Internet at http://www.mechanicsbank.com. Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol WBST. MECH's common stock is traded on the Nasdaq under the trading symbol MECH.

         Webster has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to Webster's common stock to be issued to MECH's shareholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in this proxy statement/prospectus or in any document incorporated by reference into this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/prospectus being qualified in all respects by reference to the document.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows Webster and MECH to incorporate by reference information into this proxy statement/prospectus, which means that Webster and MECH can disclose important information to you by referring you to another document filed separately with the SEC. The information that Webster and MECH incorporate by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information presented in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information about Webster, MECH and their subsidiaries that is not included in or delivered with this document.

WEBSTER DOCUMENTS

         This proxy statement/prospectus incorporates by reference the documents listed below that Webster has filed with the SEC:



FILINGS                                              PERIOD OF REPORT OR DATE FILED
-------                                              ------------------------------

o        Annual Report on Form 10-K                  Year ended December 31, 1999
o        Current Report on Form 8-K                  Filed February 9, 2000
o        For description of Webster common stock
o                 Form 8-A                           Filed December 2, 1986
o        Current Report on Form 8-K                  Filed October 30, 1998
o        Current Report on Form 8-K                  Filed November 25, 1996
o        Current Report on Form 8-K                  Filed February 12, 1996


         THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO: JAMES M. SITRO, SENIOR VICE PRESIDENT, INVESTOR RELATIONS OF WEBSTER FINANCIAL CORPORATION,

WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702, TELEPHONE (203) 578-2399. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN JUNE 1, 2000.

MECH DOCUMENTS

         This proxy statement/prospectus incorporates by reference the documents listed below that MECH has filed with the SEC:

FILINGS                                           PERIOD OF REPORT OR DATE FILED
-------                                           ------------------------------

o    Annual Report on Form 10-K                   Year ended December 31, 1999
o    For description of MECH common stock
         o    Form 8-A                            Filed December 29, 1997

         THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO: TERESA E. KNOX, INVESTOR RELATIONS OFFICER, MECH FINANCIAL, INC., 100 PEARL STREET, HARTFORD, CONNECTICUT 06103, TELEPHONE (860) 293-4000. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN JUNE 1, 2000.

         Webster and MECH incorporate by reference additional documents that either company may file with the SEC between the date of this document and the respective dates of the Webster and the MECH special meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.

         You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect our future financial results and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

         o    the effect of economic conditions;
         o inability to realize expected cost savings in connection with business combinations and other acquisitions;
         o higher than expected costs related to integration of combined or merged businesses;
         o    deposit attrition;
         o    adverse changes in interest rates;
         o change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise; and
         o    adverse changes or conditions in capital or financial markets.

         The forward-looking statements are made as of the date of this document, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

         No person is authorized to give any information or to make any representation not contained in this document, and, if given or made, that information  or  representation  should  not  be  relied  upon  as  having  been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any of Webster's common stock offered by this document, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this document nor any distribution of Webster's common stock offered pursuant to this proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of MECH or Webster or the information in this document or the documents or reports incorporated by reference into this document since the date of this document.

                              SHAREHOLDER PROPOSALS

         Any proposal which a MECH shareholder wishes to have included in MECH's proxy statement and form of proxy relating to MECH's 2000 annual meeting of shareholders under Rule 14a-8 of the SEC must be received by MECH at its principal executive offices at 100 Pearl Street, Hartford, Connecticut 06103 by July 1, 2000. Nothing in this paragraph shall be deemed to require MECH to include in its proxy statement and form of proxy for such meeting any shareholder proposal which does not meet the requirements of the SEC in effect at the time. If the merger agreement is approved and the merger takes place, MECH will not have an annual meeting of shareholders in 2000. If the merger does not take place, MECH anticipates that its 2000 annual meeting will be held in September 2000.

                                  OTHER MATTERS

         We do not expect that any matters other than those described in this document will be brought before the special meeting. If any other matters are presented, however, it is the intention of the persons named in the MECH proxy card, to vote proxies in accordance with the determination of a majority of MECH's board of directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

                                     EXPERTS


         The consolidated financial statements of Webster at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference into this document and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, which is incorporated by reference into this document and into the registration statement, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of MECH, at December 31, 1999 and 1998 and for the two-year period ended December 31, 1999, incorporated into this document by reference from the MECH Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by KPMG LLP, independent certified public accountant, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Mechanics Savings Bank and subsidiaries for the year ended December 31, 1997, incorporated in this document by reference from the MECH Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                         INDEPENDENT PUBLIC ACCOUNTANTS

         A representative of KPMG LLP will be present at the MECH special meeting. The representative will have the opportunity to make a statement if he/she desires to do so and is expected to be available to respond to appropriate questions.

                                  LEGAL MATTERS

         The validity of Webster's common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Hogan & Hartson will be passing upon certain tax matters in connection with the merger. Tyler Cooper & Alcorn LLP, Hartford, Connecticut will be passing upon certain legal matters for MECH in connection with the merger.

                                                                      Appendix A

FAIRNESS OPINION OF KEEFE, BRUYETTE & WOODS, INC.

                          KEEFE BRUYETTE & WOODS, INC.
                   Specialists in Banking & Financial Services
                               One Financial Plaza
                           Hartford, Connecticut 06103

                                                            May 12, 2000

Board of Directors
MECH Financial, Inc.
100 Pearl Street
Hartford, CT 06103

Members of the Board:


         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of MECH Financial, Inc. ("MECH") of the exchange ratio in the proposed merger (the "Merger") of MECH with and into Webster Financial ("Webster"), pursuant to the Agreement and Plan of Merger, dated as of December 1, 1999, between MECH and Webster as amended by Amendment Number 1, dated December 21, 1999 (the "Agreement"). Under the terms of the Agreement, upon consummation of the Merger holders of outstanding shares of common stock of MECH will receive 1.520 shares of common stock of Webster (the "Exchange Ratio") for each share of MECH common stock exchanged therefor, plus cash in lieu of any fractional share interest. Keefe, Bruyette & Woods, Inc. ("KBW") has assumed for purposes of its opinion, that the Merger will be consummated on the terms contemplated by the Agreement.


         KBW as part of its investment banking business is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to MECH and Webster and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of MECH and Webster for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to MECH. We have acted as a financial advisor to the Board of Directors of MECH in rendering this fairness opinion and will receive a fee from MECH for our services.

         In connection with this opinion, we have reviewed, among other things, the Agreement and the related Stock Option Agreement; Annual Reports to Shareholders of MECH and Webster for the three years ended December 31, 1998; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of MECH and Webster, and certain internal financial analyses and budget forecasts for MECH and Webster prepared by management. We also have held discussions with members of the senior management of MECH and Webster regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. In addition, we have compared certain financial and stock market information for MECH and Webster with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of MECH and Webster as to the reasonableness and achievability of the forecasts (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts reflect the best currently available estimates and judgments of MECH and Webster and that such forecasts will be realized in the amounts and in the time period currently estimated by such managements. We have also assumed that the aggregate allowances for loan losses for MECH and Webster are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of MECH or Webster nor have we examined any individual credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of MECH and Webster; (ii) the assets and liabilities of MECH and Webster; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to the common shareholders of MECH.

                                               Very truly yours,



                                               /s/ Keefe, Bruyette & Woods, Inc.
                                               ---------------------------------
                                               KEEFE, BRUYETTE & WOODS, INC.

                                                                      APPENDIX B

      SECTIONS 33-855 TO 33-872 OF THE CONNECTICUT BUSINESS CORPORATION ACT

SS. 33-855.   DEFINITIONS

As used in sections 33-855 to 33-872, inclusive:

         (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

         (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

         (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SS. 33-856.   RIGHT TO DISSENT

         (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

              (1) Consummation of a plan of merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

              (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

              (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

              (4)  An  amendment  of  the  certificate  of  incorporation   that
materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

              (5) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be his exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not he proceeds as provided in sections 33-855 to 33-872, inclusive.

SS. 33-857.   DISSENT BY NOMINEES AND BENEFICIAL OWNERS

         (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

SS.SS. 33-858, 33-859.    RESERVED FOR FUTURE USE

SS. 33-860.   NOTICE OF DISSENTERS' RIGHTS

         (a)  If proposed corporate  action  creating  dissenters'  rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

         (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

SS. 33-861.   NOTICE OF INTENT TO DEMAND PAYMENT

         (a)  If proposed corporate  action  creating  dissenters'  rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

         (b)  A shareholder who does not satisfy the  requirements of subsection
(a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SS. 33-862.   DISSENTERS' NOTICE

         (a)  If proposed corporate  action  creating  dissenters'  rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

         (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

              (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

              (2) Inform  holders  of  uncertificated  shares  to   what  extent
transfer of the shares will be restricted after the payment demand is received;

              (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

              (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

              (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

SS. 33-863.   DUTY TO DEMAND PAYMENT

         (a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SS. 33-864.   SHARE RESTRICTIONS

         (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SS. 33-865.   PAYMENT

         (a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

         (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenter's right to demand payment under section 33-868; and
(5) a copy of sections 33-855 to 33-872, inclusive.

SS. 33-866.   FAILURE TO TAKE ACTION

         (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

SS. 33-867.   AFTER-ACQUIRED SHARES

         (a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

SS. 33-868.   PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

         (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

              (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

              (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

              (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

         (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

SS.SS. 33-869, 33-870.   RESERVED FOR FUTURE USE

SS. 33-871.  COURT ACTION

         (a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

SS. 33-872.  COURT COSTS AND COUNSEL FEES

         (a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Reference is made to the provisions of Article 6 of Webster's certificate of incorporation, and the provisions of Article IX of the Webster's bylaws, as amended.

         Webster is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster, or are or were serving at the request of Webster in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of Webster, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

         Webster's bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster. Webster will indemnify any such person against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, Webster shall indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in such capacity for another business organization or entity at Webster's request, against any liability asserted against such person and incurred in such capacity, or arising out of such person's status as such, whether or not Webster would have the power or obligation to indemnify him against such liability under the provisions of Article IX of Webster's bylaws.

         Article 6 of Webster's restated certificate of incorporation provides that no director will be personally liable to Webster or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to Webster or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or for any transaction from which the director derived an improper personal benefit.

         The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Webster pursuant to the foregoing provisions, or otherwise, Webster has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Webster of expenses incurred or paid by a director, officer or controlling person of Webster in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Webster will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)      EXHIBITS.

   Exhibit
     No.                                           Exhibit
     --                                            -------


     2.1 Agreement and Plan of Merger, dated as of December 1, 1999 by and between Webster Financial Corporation ("Webster") and MECH
              Financial, Inc. ("MECH") (filed as Exhibit 2.1 to Webster's Current Report on Form 8-K filed with the SEC on December 10, 1999 and incorporated by reference in this document.)


     2.2 Amendment Number 1 to the Agreement and Plan of Merger, dated as of December 21, 1999 by and between Webster and MECH.**

     2.3 Option Agreement, dated as of December 1, 1999, between MECH and Webster (filed as Exhibit 2.2 to Webster's Current Report on Form 8-K filed with the SEC on December 10, 1999 and incorporated by reference on this document.)

     5.1 Form of opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

     8 Form of opinion of Hogan & Hartson, L.L.P., as to certain tax matters, including the consent of that firm.

     10.1 Non-Compete Agreements, dated as of January 10, 2000 by and between Webster and Brian A. Orenstein, Richard W. Stout, Jr. and Thomas M. Wood, respectively.**

     10.2 Consulting Agreement, dated January 20, 2000 by and between Webster and Edgar C. Gerwig.**


     10.3 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Edgar C. Gerwig (filed as Exhibit 10.1 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document) dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Edgar C. Gerwig (filed as Exhibit 10.10 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incoporated by reference in this document.)

     10.4 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Thomas M. Wood (filed as Exhibit 10.2 to MECH's filing on Form 8-A2G filed with the SEC on December 29, 1997 and incorporated by reference in this document) dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Thomas M. Wood (filed as
              Exhibit 10.11 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1995 and incorporated by reference in this document.

     10.5 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Richard W. Stout, Jr. (filed as Exhibit 10.3 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Richard W. Stout, Jr. (filed as Exhibit 10.12 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.6 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Eugene B. Marinelli (filed as Exhibit 10.4 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. Eugene B. Marinelli (filed as Exhibit 10.13 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.7 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Marcy D. Negro (filed as Exhibit 10.5 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Marcy D. Negro (filed as
              Exhibit 10.14 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.8 Amendment No. 1 to the of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Brian A. Orenstein (filed as Exhibit 10.6 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Brian A. Orenstein (filed as
              Exhibit 10.15 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.9 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Gary J. Roman (filed as Exhibit 10.7 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Gary J. Roman (filed as
              Exhibit 10.16 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5).

     23.2     Consent of Hogan & Hartson,  L.L.P.  (included  as part of Exhibit
              8).

     23.3     Consent of KPMG LLP (for Webster).

     23.4     Consent of KPMG LLP (for MECH).

     23.5     Consent of PricewaterhouseCoopers LLP

     23.6     Consent of Keefe, Bruyette & Woods, Inc.

     24       Power of attorney (included on signature page).**

     99       Form of MECH proxy card.**

-----------------------

**Previously filed on Form S-4, filed with the SEC on March 24, 2000.

(B)    Not required.

(C)    See Appendix A to the Proxy Statement/Prospectus.

ITEM 22.   UNDERTAKINGS.

     (a)   Webster hereby undertakes:

           (1)   To file,  during any period in which  offers or sales are being
                 made,  a   post-effective   amendment   to  this   registration
                 statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Webster hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Webster's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Webster hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Webster undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) Webster undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undertaking concerning indemnification is included as part of the response to Item 20.

     (f) Webster hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) Webster hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant  to the  requirements  of the  Securities  Act  of  1933,  the
Registrant  has  duly  caused  this   Pre-Effective   Amendment  No.  2  to  the
Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on May 11, 2000.

                                        WEBSTER FINANCIAL CORPORATION


                                        By: /s/ James C. Smith
                                            ------------------------------------
                                            James C. Smith
                                            Chairman and Chief Executive Officer

                  Each person whose signature appears below appoints James C. Smith or Harriet Munrett Wolfe, jointly and severally, each in his or her own capacity, as true and lawful attorneys-in-fact, with full power or substitution in such person's name, place and stead, in any and all capacities to sign any amendments to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 11, 2000.

         Name:                                          Title:
         ----                                           -----

/s/ James C. Smith                          Chairman and Chief Executive Officer
-------------------------------             (Principal Executive Officer)
James C. Smith



/s/ Peter J. Swiatek*                       Controller
-------------------------------
Peter J. Swiatek

/s/ Richard H. Alden*                       Director
-------------------------------
Richard H. Alden

/s/ Achille A. Apicella*                    Director
-------------------------------
Achille A. Apicella

/s/ Joel S. Becker*                         Director
-------------------------------
Joel S. Becker

/s/ O. Joseph Bizzozero, Jr.*               Director
-------------------------------
O. Joseph Bizzozero, Jr.

/s/ George T. Carpenter*                    Director
-------------------------------
George T. Carpenter

/s/ John J. Crawford*                       Director
-------------------------------
John J. Crawford

/s/ Harry P. DiAdamo, Jr.*                  Director
-------------------------------
Harry P. DiAdamo, Jr.

/s/ Robert A. Finkenzeller*                 Director
-------------------------------
Robert A. Finkenzeller


/s/ P. Anthony Giorgio*                     Director
-------------------------------
P. Anthony Giorgio

/s/ C. Michael Jacobi*                      Director
-------------------------------
C. Michael Jacobi

/s/ John F. McCarthy*                       Director
-------------------------------
John F. McCarthy




-------------------------------             Director
Michael G. Morris


/s/ Sister Marguerite Waite*                Director
-------------------------------
Sister Marguerite Waite

/s/ James C. Smith
-------------------------------
*By Power of Attorney

                                  EXHIBIT INDEX

   Exhibit
     No.                                Exhibit
     ---                                -------

     2.1 Agreement and Plan of Merger, dated as of December 1, 1999 by and between Webster Financial Corporation ("Webster") and MECH
              Financial, Inc. ("MECH") (filed as Exhibit 2.1 to Webster's Current Report on Form 8-K filed with the SEC on December 10, 1999 and incorporated by reference in this document.)

     2.2 Amendment Number 1 to the Agreement and Plan of Merger, dated as of December 21, 1999 by and between Webster and MECH.**

     2.3 Option Agreement, dated as of December 1, 1999, between MECH and Webster (filed as Exhibit 2.2 to Webster's Current Report on Form 8-K filed with the SEC on December 10, 1999 and incorporated by reference in this document.)

     5.1 Form of opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

     8 Form of opinion of Hogan & Hartson, L.L.P., as to certain tax matters, including the consent of that firm.

     10.1 Non-Compete Agreements, dated as of January 10, 2000 by and between Webster and Brian A. Orenstein, Richard W. Stout, Jr. and Thomas M. Wood, respectively.**

     10.2 Consulting Agreement, dated January 20, 2000 by and between Webster and Edgar C. Gerwig.**

     10.3 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Edgar C. Gerwig (filed as Exhibit 10.1 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Edgar C. Gerwig (filed as Exhibit 10.10 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.4 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Thomas M. Wood (filed as Exhibit 10.2 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Thomas M. Wood (filed as
              Exhibit 10.11 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.5 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Richard W. Stout, Jr. (filed as Exhibit 10.3 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Richard W. Stout, Jr. (filed as Exhibit 10.12 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.6 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Eugene B. Marinelli (filed as Exhibit 10.4 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. Eugene B. Marinelli (filed as Exhibit 10.13 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.7 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Marcy D. Negro (filed as Exhibit 10.5 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Marcy D. Negro (filed as
              Exhibit 10.14 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.8 Amendment No. 1 to the of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Brian A. Orenstein (filed as Exhibit 10.6 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Brian A. Orenstein (filed as
              Exhibit 10.15 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     10.9 Amendment No. 1 to the Change of Control Agreement, dated as of June 28, 1996 by and between Mechanics Savings Bank and Gary J. Roman (filed as Exhibit 10.7 to MECH's filing on Form 8-A12G filed with the SEC on December 29, 1997 and incorporated by reference in this document), dated January 1, 1998 by and among Mechanics Savings Bank, MECH Financial, Inc. and Gary J. Roman (filed as
              Exhibit 10.16 to MECH's Annual Report on Form 10-K, filed with the SEC on March 20, 1998 and incorporated by reference in this document).

     23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5).

     23.2     Consent of Hogan & Hartson,  L.L.P.  (included  as part of Exhibit
              8).

     23.3     Consent of KPMG LLP (for Webster).

     23.4     Consent of KPMG LLP (for MECH).

     23.5     Consent of PricewaterhouseCoopers LLP

     23.6     Consent of Keefe, Bruyette & Woods, Inc.

     24       Power of attorney (included on signature page).**

     99       Form of MECH proxy card.**


**Previously filed on Form S-4, filed with the SEC on March 24, 2000.